                                    FORM 20-F

[ ]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(B)
            OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
            THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
            OF THE SECURITIES EXCHANGE ACT OF 1934


            FOR THE TRANSITION PERIOD FROM             TO
            COMMISSION FILE NUMBER:  1-14564

                         APT SATELLITE HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)

                                     BERMUDA
                 (Jurisdiction of incorporation or organization)

       ROOM 3111-3112, 31/F, ONE PACIFIC PLACE, 88 QUEENSWAY, HONG KONG K3
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

           Title of each                               Name of each exchange
               class                                    on which registered

     American Depositary Shares                       New York Stock Exchange

        Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.

                                      None
                                (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                            420,000,000 Ordinary Shares, of
                                            which 80,648,800 Ordinary Shares are
                                            held as American Depositary Shares
                                            with a ratio of eight Ordinary
                                            Shares per American Depositary Share

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes     X         No
                                --------        --------

        Indicated by check mark which financial statement item the registrant has elected to follow.

                         Item 17         Item 18    X
                                --------        --------

         (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS
                          DURING THE PAST FIVE YEARS)

        Indicated by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                            Yes             No
                                --------        --------

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

         APT Satellite Holdings Limited (the "Company" or "APT Holdings") is a Bermuda company incorporated on October 17, 1996. APT Satellite Company Limited (including its subsidiaries, "APT") is a Hong Kong company and a wholly-owned indirect subsidiary of the Company. References herein to the "Company" include APT and its subsidiaries, except where the context otherwise requires.


        The Company, through its subsidiary, APT, is a leading provider of high quality satellite services throughout the PRC and elsewhere in the Asia-Pacific region. The Company's customers include many prominent international broadcasters (including Discovery, Disney, ESPN, HBO, Sony Pictures Entertainment, TCI, Turner and Viacom), as well as prominent PRC, Taiwan and Hong Kong broadcasters (including CCTV, China Entertainment, Koting, One Leader and Po Hsin). The Company's strategy is to serve as a preferred operator for these and other international and PRC, Taiwanese and Hong Kong broadcasters. The Company also provides telecommunications services to, among others, the Ministry of Posts and Telecommunications of the PRC ("MPT") and United Communication Corporation ("Unicom"), the only two PSTN operators currently operating in the PRC. In addition to its current services, the Company's strategy includes pursuing high growth opportunities, such as providing DBS services in the PRC and southeast Asia.

        APT's first satellite, APSTAR I, was launched in July 1994 and, since February 1995, effectively all of its available transponder capacity has been leased. In July 1996, APT's second satellite, APSTAR IA, was launched. APSTAR IA commenced commercial service on September 1, 1996 and, as of December 31, 1996, approximately 67.3% of its transponder capacity was leased. The Company plans to launch a third satellite, APSTAR IIR, in mid-1997 in response to the strong demand which the Company believes exists for high quality, high power transponder capacity in the Asia-Pacific region. As of December 31, 1996 the Company had signed or had commitments for long-term leases with prominent international broadcasters for seven transponders on APSTAR IIR. The Company expects that APSTAR IIR will provide increased coverage and a substantial gain in power, compared to APSTAR I and APSTAR IA. Together, APSTAR I, APSTAR IA and APSTAR IIR will constitute an integrated satellite system, the APSTAR System. While the APSTAR System is principally focused on serving the PRC market and other parts of the Asia-Pacific region, after the launch of APSTAR IIR it will cover more than 100 countries from Japan to South Africa and from Germany to Australia, encompassing over four billion people, or approximately 75% of the world's population.

        In order to take advantage of the demand in the PRC for varied television programming with superior picture and sound quality, the Company is in discussions with the Ministry of Radio, Film and Television of the PRC ("MRFT") regarding the DBS Project. The Company expects that, subject to receipt of the necessary governmental approvals, the DBS Project will include one in-orbit satellite, APSTAR IIID, and a ground spare satellite, APSTAR IVD. In addition, the Company plans to launch another satellite, APSTAR V, by the end of 2000, to satisfy demand in both Asia and Europe for transponder capacity and to further expand the APSTAR System as APSTAR I approaches the end of its expected operational life.

        As of December 31, 1996, the Company had signed or had commitments (excluding reservations) for long-term leases with 25 different customers for
46.3 transponders on the APSTAR System, currently providing for future aggregate rental payments to the Company of approximately US$447.6 million during the period ending 10 years after the date APSTAR IIR commences commercial operations. Three of the Principal Shareholders or their affiliates had entered into agreements for 15 transponders. The Company has focused its marketing efforts on developing a customer base of international and PRC broadcasters and telecommunications providers. The Company has established close relationships with its existing customers and believes that it is well-positioned to continue to lease capacity on future satellites to its existing customers as well as to expand its customer base to include other prominent broadcasting and telecommunications customers. In this regard, APT acts as the overseas agent for CITV, and in this capacity assists CITV by introducing international programmers who wish to access the PRC market.

        The Company's broadcasting customers generated approximately 86.6%, 78.0% and 76.9% of the Company's total revenues for the years ended December 31, 1994, 1995 and 1996, respectively, with the remaining revenues in those periods having been derived from its telecommunications customers. In the years ended December 31, 1994, 1995 and 1996, approximately 18.9%, 28.4% and 40.2% respectively, of the Company's revenues were derived from customers in the PRC.

STRATEGY

        The Company's strategy for achieving its objective of serving as a preferred provider of satellite capacity for international and PRC broadcasters is to:

        FOCUS ON THE PRC AND THE ASIA-PACIFIC REGION

        The Company believes that the potential market for satellite communications services in the PRC and the Asia-Pacific region is substantial. Through its broad coverage areas and quality customer service, the Company has obtained a strong competitive position with broadcasters and telecommunications providers serving the PRC. The Company's strategy is to focus on the Asia-Pacific region with particular emphasis on the PRC, in order to serve this fast-growing market with high quality transponder capacity for broadcasting and telecommunications customers.

         LEVERAGE SHAREHOLDER RELATIONSHIPS TO PROVIDE CUSTOMERS WITH ACCESS TO THE PRC MARKET

        The Company's Principal Shareholders include four entities affiliated with PRC governmental organizations. The relationships established by the Company with these Principal Shareholders provide the Company with unique opportunities to generate PRC broadcasting and telecommunications customers. Additionally, the Company is the overseas agent appointed by CITV to introduce international programmers who wish to deliver scrambled programming signals into the PRC. This arrangement is expected to provide APT with a significant competitive advantage in providing access for a diverse group of international broadcasting customers to the rapidly expanding demand for programming in the PRC.

        BUILD ON ITS INTERNATIONAL BROADCASTING CUSTOMER BASE

        The Company has developed a customer base that includes some of the world's most prominent broadcasters, such as Discovery, Disney, ESPN, HBO, Sony Pictures Entertainment, TCI, Turner and Viacom, as well as major broadcasters in the PRC (including CCTV). APSTAR I was one of the earliest satellites to offer international broadcasters access to the PRC market. The Company intends to build on its relationships with these customers and to offer them transponder capacity on APSTAR IIR, a technologically more advanced satellite with greater coverage, which would increase the attractiveness of the satellite to other broadcasters who generally prefer satellites with an established viewership. Several leading international broadcasters have already signed long-term leases on APSTAR IIR, including ESPN, HBO, TCI, Turner and ATV International Filmverlags AG ("ATV") of Austria.

        CAPITALIZE ON REGIONAL GROWTH IN TELECOMMUNICATIONS INVESTMENT

        The Company believes that businesses and government organizations in the Asia-Pacific region will depend for the foreseeable future, substantially on wireless communications, including satellites, to serve their communications needs because of the expense and lead time associated with the development of land-based systems. The Company intends to offer cost-effective, high quality transponder coverage for the growth of private voice and data networks in Asia.

        EXPAND INTO OTHER HIGH GROWTH SERVICES, INCLUDING DBS

        The Company intends to target opportunities to expand into other high growth services. These services are expected to include providing DBS services to the PRC. The Company has conducted a preliminary feasibility study and is currently in discussions with the MRFT to provide DBS services. The Company also intends to continue to explore opportunities in other high growth markets, including private networks, while focusing on its core business of leasing transponder capacity.

         UTILIZE ITS SUPERIOR SATELLITE SYSTEM AND COVERAGE AREAS TO PROVIDE HIGH QUALITY SERVICES TO ITS CUSTOMERS

        While the focus of the APSTAR System will be on the PRC market, after the launch of APSTAR IIR it will be capable of providing coverage to over 100 countries, encompassing over four billion people, or approximately 75% of the world's population. A successful launch of APSTAR IIR would give the Company the ability to serve European as well as Asia-Pacific markets. This coverage would be further augmented by a successful launch of an additional APSTAR System satellite by the end of 2000 to satisfy demand in both Asia and Europe for transponder capacity.

        The APSTAR System was designed to be a state-of-the-art, integrated system, giving optimal coverage of its target market and provide the necessary backup and redundant transponder capacity to safeguard operations. APSTAR IIR and the Company's other future satellites are, and will be, designed to provide high transmission power, a characteristic which will enable APT's broadcasting and telecommunications customers to employ cost-effective networks using small, relatively low-cost antennae on the ground. The Company's satellite control center, operated by its own highly trained personnel, allows the Company to be responsive to the needs of its customers.

INDUSTRY AND MARKET OVERVIEW

        SATELLITES

        The global communications market for video, data and voice transmissions is served primarily through terrestrial and submarine optical fiber and coaxial cable, microwave systems and satellites.

        Optical fiber and coaxial cables are well suited for relaying large amounts of bulk traffic, such as long-distance telephone calls between major geographic locations, for example, from New York to London. Bulk traffic transmitted by cable is then passed on, usually by cable, to its final destination. Ground-based microwave systems disseminate signals in the form of radio waves from an antenna on top of a building or a transmission tower. Microwave systems are well suited for use by local television stations and cellular telephone systems because the reach of the transmission signal typically is limited to one discrete area. Microwave systems are not suitable for long distance communication or broadcasting, however, since transmission over long distances requires the construction of a number of microwave relay stations to relay a signal, and repeated transmission can distort a signal. Satellite systems require only two stations to cover long distances, one uplink station and one downlink station. Most importantly, satellites can provide point to multipoint transmissions while simultaneously transmitting signals over the entire region covered within the satellite's footprint.

        Satellite systems can operate in three types of orbits -- low-earth orbit ("LEO"), mid-earth orbit ("MEO") and geostationary orbit ("GEO"). LEO and MEO systems operate in orbits at distances of up to 1,500 miles and 18,000 miles from earth, respectively. Satellites in these systems are not geostationary, that is, they do not constantly overlook the same area on earth. The inability to cover the same area on earth continuously makes these systems impractical for broadcasting and traditional telecommunications usage. In general, LEO and MEO systems are comprised of a series of satellites that are used commercially primarily for mobile satellite services. By contrast, GEO satellites, such as APSTAR I and APSTAR IA, are located in orbit approximately 22,300 miles above earth and can blanket large geographic areas with signal coverage.

        GEO satellites can be accessed through an uplink station virtually anywhere within the satellite's footprint. With broad coverage capability, GEO satellites have commonly been used for (i) television broadcasting, principally to cable operators for redistribution and also to households equipped with direct reception antennae as well as for supplementary terrestrial transmission networks in remote areas, (ii) international and domestic trunk telephony complementing optical fiber and coaxial cable and microwave backbone networks and (iii) business services, principally for voice, data and video transmissions to private networks such as VSAT networks and program exchanges between television broadcasters, including satellite news gathering.

        Communications satellites typically are evaluated on (i) their coverage area, (ii) the quality of the signal transmitted to the coverage area and (iii) the availability of the transponders. Footprint is a measurement of the breadth of a satellite's coverage. A key measurement of signal quality is the intensity of transmission power in the coverage area. Higher power signal enables a customer to use smaller, lower-cost antennae on the ground. Availability is determined by considering a satellite's operational "lifetime" as well as the number of transponders capable of providing service. The Company considers all three factors in determining whether a particular satellite is appropriate for its needs.

        Commercial telecommunications and broadcast satellites typically transmit signals using either C-band or Ku-band. C-band is used worldwide for satellite communications to transmit signals with minimum interference from atmospheric conditions. C-band frequencies are also used by ground-based microwave systems. In certain parts of the world, C-band satellite transmission antennae must be located far from centers of population to avoid interference with ground-based systems. Since there are fewer Ku-band systems in existence than C-band systems, more powerful Ku-band transponders can be used in urban areas without similar interference concerns. Because of higher available transmission power, Ku-band frequencies can be used in conjunction with antennae that are smaller than antennae that are used in conjunction with C-band frequencies. Ku-band is generally used for the same purposes as C-band as well as for satellite news-gathering (transportable antennae) and in some VSAT applications. The combination of high power transmitters and small antennae also makes Ku-band suitable for direct-to-home television.

        Direct-to-home television did not become commercially viable until recently because available satellite technology did not have the power to transmit to small receivers and digital compression technology had not been adequately developed. Today, DBS provides an efficient point-to-multipoint delivery of video and audio transmissions. The advent of high-powered satellites allows for dishes as small as 18 inches and digital compression technology permits the broadcast of up to 10 channels of programming per transponder. In the United States, Europe and Japan, DBS operators have had success in penetrating their respective markets. For instance, over 3.5 million households have subscribed to DBS services in the United States.

        Satellite operators such as APT provide satellite transponder capacity. Some other satellite operators also provide the services necessary to establish a satellite communications network. For television programming distribution, these services may consist of arranging satellite capacity and providing teleport transmission facilities and other value-added services. Services for other broadcasting applications, such as live news and sports reporting, may include the arrangement of satellite capacity, the provision of trucks equipped for live news and sports broadcasts, transmission scheduling and signal monitoring. Services for business communications networks are generally more extensive and may include arranging satellite capacity, procurement and installation of on-site antennae and network design, integration, management, operation and maintenance. Satellite operators either provide these services or provide satellite capacity to other companies which provide these services. The Company has chosen to focus on the provision of satellite transponder capacity, through the establishment of the APSTAR System, in order to maximize the efficient use of its resources so as to provide the highest quality service.

BROADCASTING AND TELECOMMUNICATIONS MARKETS IN ASIA

        The table below sets forth 1994 data relating to the population, gross domestic product ("GDP") growth rate, the teledensity (main telephone lines per 100 inhabitants) and number of television households in selected countries or territories in the Asia-Pacific region which are currently under the footprint of the APSTAR System and, for purposes of comparison, in the United States.

                                                                 Main telephone   Households wth
                                Population      1993-1994 GDP     lines per 100     televisions
                               (in milions)      Growth Rate       inhabitants    (in thousands)
                               ------------      -----------       -----------    --------------
Hong Kong......................      5.83             5.4             53.99            1,650
India..........................    913.60             6.3              1.07           45,680
Indonesia......................    189.91             7.5              1.33           25,500
Japan..........................    124.78             0.5             47.98           34,701
Malaysia.......................     19.50             9.2             14.69            2,885
Pakistan.......................    126.28             3.8              1.62            1,975
Phillippines...................     66.19             4.4              1.68            7,500
PRC............................  1,190.92            11.8              2.29          220,000
Singapore......................      2.82            10.1             47.26              654
South Korea....................     44.45             8.4             39.70           12,000
Sri Lanka......................     18.13             5.6              1.00            1,000
Taiwan.........................     21.26             6.5             40.00            5,515
Thailand.......................     58.72             8.7              4.69           12,710
Vietnam........................     72.93             8.8              0.61            6,000
United States..................    260.53             3.5             60.17           95,361


Source: World Telecommunication Development Report 1995, ITU, October 1995; Asia Development Bank Annual Report, 1995; World Economic Outlook, International Monetary Fund.

        Since 1979, when the PRC began implementing an economic reform program, the PRC has experienced significant economic growth. Living standards have improved, corresponding with the growth in the economy. In 1995, the average annual per capita income for urban households in the PRC was RMB3,893 (approximately US$460), compared with RMB3,179 (approximately US$370) in 1994. With rising affluence, the Company believes that PRC consumers will be able to afford an increasing variety of television programming and telecommunications services that can be provided through satellite-based systems.

        The Asia-Pacific region has experienced rapid growth in recent years and the Company believes that the Asian satellite communications market is expanding as a result of this general economic growth and the following factors: (i) increased distribution of television programming, (ii) liberalization of the television and telecommunication industries, (iii) continuing technological advancements, (iv) increased spending on telecommunication projects and (v) growth of information services markets.

        INCREASED DISTRIBUTION OF TELEVISION PROGRAMMING

        The television market in Asia is experiencing significant growth, both in terms of the number of broadcasters creating programming and the number of channels available to viewers. In particular, the number of television broadcast networks has grown substantially since 1991. Discovery, Disney, ESPN, HBO, TCI (Encore), Turner (CNN International) and Viacom (MTV) as well as other major US programmers are seeking to provide entertainment in Asia. Satellites are ideally suited for broadcasting to international, regional and national audiences and for delivering television programming to cable operators or microwave transmission stations for local redistribution.

        The television market in Asia is not uniform, and among the nations of Asia there are numerous regional differences in language, culture and ideology as well as in income levels and income distribution. Programmers who wish to take full advantage of the entire Asian television market must tailor their programming to be responsive to these regional differences. Access to satellite transponder capacity from satellite operators provides opportunities to television broadcasters to tailor programming for particular audiences. The Company believes that this will stimulate demand for transponder capacity on its satellites.

        LIBERALIZATION OF THE TELEVISION AND TELECOMMUNICATIONS INDUSTRIES

        Liberalization of the television industry in a number of countries in Asia has increased the portion of programming on satellites that is broadcast by private television networks and programmers which complement or compete with state-owned or state-sponsored broadcasters. For example, in Taiwan, liberalization of the television industry has led to a large increase of available channels, from three in the early 1990s to approximately 50 today.

        Many countries in Asia (such as Thailand and Indonesia) are liberalizing their telecommunications markets in order to permit private service providers, in addition to the traditional state-sponsored telephone monopolies, to provide facilities and services. The PRC has also begun to liberalize its telecommunications markets by permitting a second company, Unicom, to offer PSTN service. New telecommunications service providers stimulate demand for satellite capacity such as that offered by the Company.

        CONTINUING TECHNOLOGICAL ADVANCEMENTS

        The Company believes that technological advances will increase information carrying capacity and reduce transmission and equipment costs which may, in turn, stimulate demand for satellite communications services. Such advances include the following:

        High-powered Satellites. The latest generation of satellites, such as APSTAR IIR, generally has more power than satellites launched in the 1980s. These new satellites can deliver improved quality signals to antennae that are generally smaller and less expensive (and are therefore more convenient for private and commercial use) and can cover a larger area than those used with earlier-generation satellites. The increasing use of these small, less expensive antennae is expanding the markets for public and private communications networks and video distribution services.

        Digital Communications. Analog telephone systems carry relatively low volumes of information. Globally, telephone companies are rebuilding their infrastructure to carry high-speed digital communications, which permit new and enhanced business communications and consumer services. Examples include video phones, video conferencing, video-on-demand, wide-area networks, telecommuting and interactive TV. Many of these services use satellite transponder capacity within their transmission circuits and, because of their high transmission rates, will require significant transponder capacity. Furthermore, developments in digital technology for VSATs, which reduce terminal size and increase transmission throughput, are encouraging the development of new, cost-effective business and rural communications applications.

        Compressed Digital Video. Digital video compression technology is designed to compress multiple high-quality video channels into the same transponder capacity that previously carried one analog channel. This technology facilitates a significant increase in the number of available video channels with improved transmission quality and allows satellite operators to provide satellite transmission services using less bandwidth. Digital video compression technology is expected to lower the costs of delivering programming via satellite and cable television systems, thereby permitting more programming options to be provided to niche markets. Digital video compression technology may also permit broadcasters, by lowering per channel costs, to offer local broadcasting platforms including programming designed for particular national audiences and particular cultures and languages. The

Company believes that digital video compression technology may facilitate the efforts of broadcasters to distribute their programming regionally to multiple audiences.

        Digital video compression technology may also in the future facilitate the introduction of HDTV Digital video compression technology is expected to permit HDTV signal with superior picture quality, which in analog form typically consumes large amounts of bandwidth, to use an amount of bandwidth comparable to that used by a current analog channel with a far inferior image.

        INCREASED SPENDING ON TELECOMMUNICATIONS PROJECTS

        Many countries in Asia lack basic telephone services as well as the sophisticated optical fiber and digital switching infrastructure required for large bandwidth, high speed data applications for businesses. The governments of many of the developing countries in Asia have recognized the effect of shortages of telecommunications services in their countries and are responding by setting goals aimed at significantly increasing teledensity (measured in main telephone lines per 100 inhabitants) in their countries. For example, national telecommunication development plans for the PRC call for capacity of 100 million PSTN lines by the year 2000, increasing teledensity to 8.0 lines per 100 inhabitants from approximately 2.3 lines per 100 inhabitants in 1994. National telecommunication development plans for India call for capacity of 30 million PSTN lines by the year 2000, increasing teledensity to approximately 2.3 lines per 100 inhabitants from approximately 1.1 lines per 100 inhabitants in 1994. In other countries in Asia, such as Indonesia, Thailand, Vietnam and the Philippines, large scale telecommunications projects are being undertaken. The Company believes that government organizations in such countries and other less developed regions in Asia will depend significantly on wireless communications, including satellites, to serve their communications needs because the development of land-based infrastructure is more costly and time-consuming.

        GROWTH OF INFORMATION SERVICES MARKETS

        The Company believes that the market in Asia for information services has the potential to grow, both in terms of the numbers of providers and users of such services and the types of services available. Satellite distribution is ideally suited for the provision of information services supplied by global service providers.

CUSTOMERS AND SERVICES

        For the years ended December 31, 1994, 1995 and 1996, the Company's transponder leasing revenues were derived from the following businesses:

                                                   Year Ended December 31
                                     ---------------------------------------------------
                                           1994             1995             1996
                                           ----             ----             ----
Broadcasting........................       86.6%             78.0%           76.9%
Telecommunications..................       13.4%             22.0%           23.1%

        Revenues from the Company's five largest customers for the years ended December 31, 1994, 1995 and 1996 were HK$37.6 million, HK$157.3 million and HK$192.1 million (US$24.8 million), respectively, which represented 54.4%, 55.2% and 52.2%, respectively, of total revenues. Revenues from the Company's largest customer, ChinaSat, represented 18.9%, 28.4% and 26.6%, respectively, of total revenues during such periods.

        Since February 1995, transponder capacity on APSTAR I has been effectively fully leased. Of the 24 available transponders, 23.1 transponders were leased to 19 separate customers. As of December 31, 1996, of the 24 available transponders on APSTAR IA, 16.2 were leased to seven separate customers. As of December 31, 1996, 10 of the 28 C-band transponders on APSTAR IIR had been committed (including three transponders which were committed by the Company under options exercisable at the discretion of the relevant customers). The Company does not have any exclusivity arrangements with any customer.

        BROADCASTING

        Local, national and international broadcasters use satellite transponder capacity for (i) television programming distribution, (ii) contribution or "backhaul" operations (the transmission of video feeds from one location to another) and (iii) ad hoc or "spot" services such as the transmission of special events and live news reports from the scene of the event. At present, most of APT's broadcasting customers lease transponder capacity for distributing programming to television stations, local cable operators and master antenna systems.

        Television Programming Distribution. The Company's strategy is to position the APSTAR System as a preferred provider of satellite capacity covering the PRC and the Asia-Pacific region. This strategy has been implemented by targeting both international and domestic broadcasters as customers for services on APSTAR I, APSTAR IA and APSTAR IIR.

        Local cable television operators and over-the-air local broadcasters install and position their downlink antennae to receive programming from programmers using a satellite in the APSTAR System. Once such antennae have been installed and positioned to receive signals from a particular programming provider on the relevant APSTAR System satellite, cable operators and local broadcasters can receive programming using the same antenna from other providers using such satellite. As a result, new programmers may seek to lease transponder capacity on a satellite with an established audience rather than leasing transponder capacity on a satellite with a less-established audience.

        For domestic Asian broadcasters, the APSTAR System offers the ability to create national networks where, due to difficult terrain and the high costs of building the required infrastructure, none was possible before. For example, the MRFT uses capacity on APSTAR IA to distribute a variety of CCTV channels, its national television network, to audiences throughout the PRC, including remote areas.

        The APSTAR System also offers a number of other benefits for domestic broadcasters. By using one of the satellites in the APSTAR System, domestic broadcasters may, for example, purchase certain segments of an international programmer's feed (e.g., a sports event from ESPN or a news show from CNN) using the same satellite for broadcast as part of their own programming, without incurring the cost of adding a separate earth station to receive the international programmer's segments. In addition, domestic broadcasters can sell their own programming (e.g., a local sports event) regionally or internationally because the APSTAR System allows them to use the same transmission antennae to relay their programming internationally as well as domestically to others using the same satellite. Local cable and television station operators also benefit from using the APSTAR System for television programming distribution because they need only one earth station pointed at an APSTAR satellite to receive programming from both domestic and regional broadcasters using the same satellite.

        The following chart lists APT's broadcasting customers and the nature of their programming:

CUSTOMER                                     PROGRAMMING
China Educational Television(1)              Educational television in the PRC (CETV)

China Entertainment Television Broadcast     General entertainment in Mandarin
Ltd. ("China Entertainment")

Discovery Communications, Inc.               Documentaries and educational
("Discovery")                                entertainment

Walt Disney Television International--Asia   Animated classics, original series,
Pacific ("Disney")                           entertainment specials and movies (The
                                             Disney Channel)

ESPN Asia Ltd. ("ESPN")                      Sports programming

HBO Pacific Partners, C.V. ("HBO")           Movies and special events

Koting International Ltd. ("Koting")         General entertainment in Taiwan

MRFT(2)                                      National and provincial television in
                                             the PRC, including CCTV-I and CCTV-2

One Leader Communication Inc. ("One          Financial news, general entertainment in
Leader")                                     Taiwan

Po Hsin Multimedia, Inc. ("Po Hsin")         News, general entertainment in Taiwan

Reuters Asia Limited ("Reuters")             News and data distribution and backhaul

CUSTOMER                                     PROGRAMMING
Sony Pictures Entertainment (SPE Asia        General entertainment
Ltd.) ("Sony Pictures Entertainment")

Telesat--Satellite Communications Ltd.       News, general entertainment in Macau
("Telesat")(3)

Transpacific Broadcast Group                 Sports programming
International, Inc. ("Transpacific")

Turner Broadcasting System, Inc. ("Turner")  News (CNN International), cartoons (The
                                             Cartoon Network)

Viacom International Inc. ("Viacom")         Music videos and entertainment (MTV)

Western Tele-Communications, Inc. ("TCI")    General entertainment (Encore)

----------

(1)     Capacity is leased by ChinaSat.
(2) Capacity is leased by China Broadcast Film Television Satellite Co., Ltd., a wholly-owned subsidiary of MRFT.
(3)     Capacity is leased by an affiliate of CLTC.

        Backhaul Services. Broadcasters can use satellite capacity for "backhaul" operations, such as transporting programming from a broadcaster's foreign news bureau to its broadcast center for simultaneous or later transmission. Reuters utilizes a transponder on APSTAR I for backhaul operations, among other applications.

        Ad Hoc Services. Broadcasters can also use satellites to transmit coverage of live scheduled special events to programmers on a short-term ad hoc basis as well as to relay live news coverage, short duration video feeds and syndicated programming for broadcasters on a scheduled or ad hoc basis. At present, none of the APSTAR System's transponder capacity is leased by customers for the provision of ad hoc services.

        TELECOMMUNICATIONS

        The Company's telecommunications services include the provision of transponder capacity for private communications networks for data and voice communications and the provision of PSTN carrier services to telephone companies and other communications service providers in Asia.

        Private Networks. Many businesses and organizations utilize satellites rather than ground-based transmission media for a variety of reasons, including
(i) cost savings for large, geographically dispersed networks, (ii) independence from telephone companies, (iii) predictability of costs over a long period, (iv) flexibility in changing and adding remote locations to a network, (v) integrated network management and control of remote locations and (vi) increased network availability and lower transmission error rates.

        For example, retail chains use satellite business communications networks for rapid credit card authorization and inventory control. Banks use satellite networks to connect automatic teller machines to processing computers. News agencies use satellite networks to distribute information to numerous locations and paging operators use satellite networks to distribute paging information from a central switch to multiple remote transmitters for retransmission to pagers. The Company believes that there will continue to be opportunities in Asia to market transponder capacity to certain end users which, due to inadequate telecommunications infrastructure or high costs of local public networks, desire to operate their own private networks for data and voice transmission.

        The Company offers satellite services for private business communications networks, including VSAT networks. VSAT networks consist of small rooftop antennae and are utilized by customers that need to send short bursts of data over a network for relatively short periods of time. Through the use of VSAT technology and sophisticated software, these networks can be served with a relatively small amount of satellite capacity. Networks using VSATs have been growing rapidly to meet the specialized data requirements of particular industries.

        The PRC represents one of the world's largest potential markets for satellite communications. There are currently 58 private communications networks in the PRC, as compared to two in 1989. The MPT uses APSTAR I to support many network applications on behalf of other organizations, including the Shenzhen Stock Exchange and Civil Aviation Telecommunication Corporation of the PRC.

        Carrier services. A portion of the Company's revenues in the telecommunications market is derived from the provision of satellite capacity to domestic and regional communications carriers in Asia, including telephone companies in the PRC that use the capacity as part of their communications network on a national or international basis.

        The MPT, through ChinaSat, currently leases transponders on APSTAR I and APSTAR IA to provide carrier services in the PRC. In addition, Unicom leases one transponder to provide carrier services in the PRC.

        TRANSPONDER LEASE AGREEMENTS

        The average initial terms of APT's transponder lease agreements in effect as of October 31, 1996 for APSTAR I and APSTAR IA were approximately 6.2 and 5.6 years per transponder, respectively. The Company's typical transponder lease agreement for APSTAR I and APSTAR IA has a term of five years, with a service fee which increases during the agreement term according to an agreed escalation schedule, and usually an option to renew after the first five-year term. As of December 31, 1996, all of the transponder lease agreements for APSTAR IIR have, and the remainder are expected to have, 10-year terms. All of APT's transponder lease agreements require payment of all amounts due in United States dollars. Generally, upon a fixed number of months' notice, a customer can terminate its transponder lease agreement without cause. However, the customer is obligated to pay to APT specified liquidated damages based on the terms of the transponder lease agreement. In addition, the transponder lease agreements, in general, provide for a specified reduction in the service fees if transponder service is interrupted for reasons not caused by the customer or beyond the control of APT (such as mechanical transponder failure). If such service interruptions continue without correction (usually 30 days) and APT is unable to provide a suitable alternative capacity after an agreed period thereafter, the customer is entitled to terminate the transponder lease agreement, without further obligation to APT. Under the terms of the transponder lease agreements, APT is not liable for the lost profits or other indirect or consequential damages of any customers.

        APT has also entered into three transponder lease agreements under which the customers have obtained the right to use transponder capacity for two transponders on APSTAR I and one transponder on APSTAR IA for the life of the transponders. The terms of such transponder lease agreements are substantially the same as those found in the typical five-year transponder lease agreements, except that payment for the entire period of use is to be completed by the end of the second year of the term of the agreement and APT provides a limited warranty for a period of 60 months commencing on the date the transponder is made available for the customer's use.

        Transponder lease agreements relating to APSTAR IIR signed by the Company with its customers in advance of the launch of APSTAR IIR have generally included provisions allowing the customer, upon notice, to terminate the agreement if the launch of APSTAR IIR is later than an agreed date (typically August 31, 1997) or commercial operations on APSTAR IIR have failed to commence three months thereafter.

        Customers that lease a large number of transponders may receive a discount on the annual lease price or receive more favorable contract terms. Certain of APT's transponder lease agreements contain "most favored customer" provisions that would require APT to offer the lessee the most favorable terms in subsequent transponder lease agreements with other customers under certain circumstances. As a general practice, APT endeavors to commit as many of a satellite's transponders as possible prior to the satellite's launch. Customers who lease transponder capacity in advance of a satellite's launch generally receive a lower price than customers who lease transponder capacity after a launch and may receive priority for the use of spare or pre-emptible transponders. See "--Operation of the APSTAR System."

        DIRECT BROADCAST SATELLITES

        DBS service allows for the transmission of television programming directly to homes through the use by the consumer of relatively inexpensive 18-inch dishes. DBS services can provide more varied television programming with picture and sound quality superior to that of current analog cable or terrestrial television services. The Company has conducted a preliminary feasibility study and is currently in discussions with the MRFT to provide DBS services. APT expects that the DBS Project will include one in-orbit satellite, APSTAR IIID, and a ground spare satellite, APSTAR IVD.

        DBS services are not currently available in the PRC and the private ownership of dishes is currently prohibited by the PRC government, although certain hotels and other entities are permitted to operate dishes upon application to the relevant authorities. Since television is a highly regulated industry in the PRC, the provision of DBS services by the Company will require various regulatory approvals. There can be no assurance that the approvals necessary for the Company to provide DBS services in the PRC will be obtained.

        AGENCY ARRANGEMENTS

        The Company currently acts as the overseas agent for CITV, a company affiliated with the MRFT. International programmers who wish to distribute scrambled programming signals into the PRC can be introduced to CITV through the Company. Although the Company does not derive, nor is it expected to derive, any revenues in its capacity as agent for CITV, the Company believes that by serving as the overseas agent, it is well-positioned to identify potential new customers who wish to access the PRC market. The terms of the agreement governing the Company's agency for CITV expires in December 1997. The Company expects that it will be able to extend this relationship beyond that date. The Company's agreement with CITV is non-exclusive.

        SALES AND MARKETING

        Marketing activities include customer visits, trade advertising and presentations at industry conferences. APT's current sales and marketing efforts are focused on obtaining customers for unused or underutilized transponder capacity on APSTAR IA and developing its customer base for APSTAR IIR before its expected launch in mid-1997. Although the typical terms of APT's transponder lease agreements for APSTAR I and APSTAR IA are five years and for APSTAR IIR are, and are expected to continue to be, 10 years, APT's sales and marketing staff maintain regular contact with customers even after they have decided to lease transponder capacity in order to ensure continuing customer satisfaction.

OPERATION OF THE APSTAR SYSTEM

        The APSTAR System is an integrated satellite system that will ultimately cover more than 100 countries from Japan to South Africa and from Germany to Australia, encompassing over four billion people, or approximately 75% of the world's population.

        The APSTAR System is the product of an extensive strategic planning process. This planning has been both internal to APT, such as the analysis and evaluation of satellite make-up, platform choice and launch vehicle choice, and also external, in the sense of designing the APSTAR System to meet the practical and strategic needs of its customers.

        The APSTAR System offers its customers the ability to relocate from one satellite to another for strategic reasons of their own (e.g., from APSTAR IA to APSTAR IIR). Compatibility of the satellites in the APSTAR System also permits APT to move customers' programming from one transponder to another, intra-satellite, or from one satellite to another, for technical reasons or to ensure continuity of service in the event of any difficulties.

        The APSTAR System is structured to provide flexibility for customers, a benefit which the Company believes makes APT attractive to customers. Inter-satellite back-up capacity is manifested by the pre-emptible transponders located on APSTAR IA and to be included on APSTAR IIR. These transponders are intended, in the ordinary course, to be leased to customers on a pre-emptible basis (at reduced cost), under the understanding that the customers' use will be pre-empted if the transponder is needed by another customer as a result of a technical problem.

        Additional back-up capacity will also be available to APSTAR System customers on an inter-satellite basis. Pre-emptible transponder capacity on APSTAR IA and APSTAR IIR will enable customers on each satellite, and also on APSTAR I, to be "re-routed" on an as-needed basis to another satellite. Similar back-up capacity is available not only from satellite to satellite, but also from use to use (e.g., APSTAR IIR's Ku-band transponders are capable of providing contingent back-up capacity, in certain regions of the PRC, for DBS customers on any future DBS satellite).

        The Company's TT&C facility, which enables the Company to monitor the status of its satellites and respond to the technical demands of its customers, is an important part of the APSTAR System. See "--Satellite Control Center."

APSTAR SATELLITES

                                    APSTAR I

        APSTAR I, a Hughes HS-376 model, was launched in July 1994 by a Long March 3 launch vehicle from Xichang. APSTAR I was placed into a geostationary orbit at 138 degrees East and has a footprint that covers the PRC, Japan and Southeast Asia, reaching as far south as Papua New Guinea and Indonesia. The total cost for the construction and launch of APSTAR I, including launch insurance, ground facilities, related expenses and capitalized interest, was approximately US$132.4 million which was financed through a combination of shareholders' loans and a syndicated term loan.

        APSTAR I started commercial operations on September 15, 1994. It has an expected service lifetime of at least 10 years. APSTAR I has not experienced any anomalies that have affected its operation.

        APSTAR I carries 24 C-band transponders, 20 of which have a bandwidth of 36MHz (suitable for television broadcasting and telecommunications purposes) and four of which have a bandwidth of 72MHz (suitable for telecommunications purposes). The transponders have a maximum EIRP value of 38.5dBW.

        Since February 1995, APSTAR I has been effectively fully leased. Of the 24 available transponders, 23.1 (including leases of two partial transponders) were leased to 19 separate customers. The Company's broadcasting customers on APSTAR I include China Entertainment, ChinaSat, Discovery, Disney, ESPN, HBO, Koting, One Leader, Po Hsin, Reuters, TCI, Turner and Viacom. The Company's telecommunications customers include ChinaSat and Pacific Century Group (Hong
Kong) Limited.

                                    APSTAR IA

        APSTAR IA, also a Hughes HS-376 satellite, was launched in July 1996 on a Long March 3 launch vehicle from Xichang into a geostationary orbit at 134 degrees East. The cost for the construction and launch of APSTAR IA, including launch insurance, ground facilities, related expenses and capitalized interest, was approximately US$127.8 million, which was financed through a combination of shareholders' loans, a syndicated term loan and internally generated funds.

        APSTAR IA started commercial operations on September 1, 1996. Like APSTAR I, it has an expected service lifetime of at least 10 years. APSTAR IA has not experienced any anomalies that had affected its operation.

        The specifications of APSTAR IA are virtually identical to those of APSTAR I, except that APSTAR IA provides enhanced coverage of India. As with APSTAR I, APSTAR IA carries 24 C-band transponders with a maximum EIRP value of 39dBW.

        As of December 31, 1996, of the 24 available transponders on APSTAR IA,
16.2 were leased to seven separate customers. The Company's broadcasting customers on APSTAR IA include the MRFT (which has leased eight transponders), Sony Pictures Entertainment, CLTC and Transpacific. The Company's telecommunications customers include ChinaSat (which has leased four transponders on APSTAR IA in addition to the eight on APSTAR I), China Zhonghua Communication Development Corporation and an affiliate of Unicom.

                                   APSTAR IIR

        In June 1995, APT entered into an agreement for the construction of APSTAR IIR, an SS/Loral FS-1300 satellite. The launch of APSTAR IIR is scheduled for mid-1997. APSTAR IIR should commence commercial operation after a period of in-orbit testing, typically lasting approximately one month. The total cost for construction and launch of APSTAR IIR, including launch insurance, ground facilities, related expenses and capitalized interest, is currently estimated to be approximately US$216.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

        APT has obtained a priority position in the ITU filing process for the use of the orbital slot located at 77 degrees East and is in the process of completing frequency coordination for this slot. The Company anticipates completing the coordination process by the time of the launch of APSTAR IIR.

        The C-band footprint of APSTAR IIR will stretch from Japan to South Africa and from Germany to Australia with the addition of two Ku-band beams focused on the PRC, Taiwan, Hong Kong and Macau. APSTAR IIR will provide high-powered service to the growing market areas in the Asia-Pacific region.

        APSTAR IIR has been designed to have multiple beam coverage and to be equipped with 28 C-band transponders, having a maximum EIRP value of 39dBW, and 16 Ku-band transponders, having a maximum EIRP value of 56dBW. APSTAR IIR is designed to have transponder power output of 60W for C-band and 110W for Ku-band. The satellite is expected to have an operational life of 13.5 years. The Ku-band EIRP value will be higher in the southeast region of the PRC in order to account for rain fade, which may occur with greater likelihood in the southeastern part of the PRC, and due to relatively greater population density and economic development in the southeast region than in the northwest region of the PRC. As a result, smaller antennae will be able to be used in these areas.

        The APSTAR IIR Ku-band transponders will also be capable of transmitting direct-to-home television in the southeast region of the PRC. As a result, APSTAR IIR will be capable of providing contingent backup to any future DBS satellite in certain regions of the PRC. See "--Future Satellites." Furthermore, in advance of the launch of a DBS satellite, APT will be able to use APSTAR IIR to test any uplink or downlink hardware or software necessary to provide DBS services. The Company believes that using APSTAR IIR for such testing could accelerate the start-up of any future DBS services.

        As of December 31, 1996, the Company had signed or had commitments for long-term leases with four of its existing customers (ESPN, HBO, TCI and Turner) for a total of six C-band transponders on APSTAR IIR. ATV has also leased one C-band transponder. In addition, three transponders were committed by the Company under options exercisable at the discretion of the relevant customers. Four Ku-band transponders were reserved by One Leader, a Taiwanese customer of the Company.

FUTURE SATELLITES

        The Company has conducted a preliminary feasibility study and is currently in discussions with the MRFT to provide DBS services. Preliminary plans call for a DBS satellite, APSTAR IIID, utilizing high-powered Ku-band transponders to serve the PRC and southeast Asia with a ground spare Satellite, APSTAR IVD, which will be constructed at the same time as the operating satellite in order to minimize the long lead-times required for satellite construction. The Company has commenced preliminary discussions with several manufacturers concerning the construction of the satellites; however, until discussions with the MRFT have been concluded and the necessary PRC governmental approvals have been received, the Company will not enter into any contracts for the construction or launch of any DBS satellite. The Company anticipates that it will finance the cost of any DBS satellites principally through bank borrowings.

        Preliminary plans also call for the Company to build an uplink facility in Hong Kong in connection with the project to provide DBS services. The Company will be required to obtain a license from the Hong Kong government to operate such a facility. The Company will also expand its existing TT&C facilities at its Tai Po satellite control center in order to monitor and control its DBS satellites. In August 1993, the Company leased an approximately 40,000 square feet of property adjacent to its Tai Po satellite control center site, which could be used for the installation of additional antennae and related equipment to monitor and control DBS satellites, as well as for the construction of the uplink facility.

        The Company intends to launch another satellite, APSTAR V, by the end of 2000 to provide a satellite distribution link between Europe and Asia, and in part as a replacement for APSTAR I, the projected operational life of which will end in September 2004. The Company expects, however, that such satellite will be a high power satellite having C-band and Ku-band coverage and power substantially similar to APSTAR IIR. The Company also expects that before the launch of this satellite, it will have to further expand its existing TT&C facilities in Tai Po. The Company has not commenced the process of selecting a manufacturer or a launch service provider for this satellite, and the development of this project is in a very early stage. Accordingly, the Company's plans for the construction, launch and operation of this future satellite is subject to substantial contingencies and risks of delay.

        APSTAR IIR CONSTRUCTION CONTRACT

        The APSTAR IIR Construction Contract, executed on June 30, 1995 between APT and SS/Loral (the "APSTAR IIR Construction Contract"), provides that SS/Loral bears the risk of loss of the satellite during the construction phase, during transport to the launch site and during storage at the launch site until title of APSTAR IIR passes to APT upon intentional ignition of the launch vehicle. The APSTAR IIR Construction Contract provides for limited liquidated damages payable by SS/Loral in the event of a late delivery. In the event of defects that arise or are discovered after launch that cause the performance of APSTAR IIR not to achieve certain performance criteria, SS/Loral has agreed to refund a limited portion of the purchase price of APSTAR IIR to APT during the operational life of the satellite. Monthly progress payments of varying amounts, depending on the stage of construction, are required over the period of the construction of the satellite. SS/Loral is entitled to an incentive payment for early delivery of the satellite.

        SS/Loral has agreed under the APSTAR IIR Construction Contract to provide related launch support services to launch APSTAR IIR. SS/Loral will also provide two engineers to APT for a period of six months after the completion of in-orbit testing for the purpose of support operations.

        LAUNCH ARRANGEMENTS

        China Great Wall Industry Corporation, a PRC state-owned enterprise under the supervision and control of China Aerospace ("Great Wall"), has launched each of the satellites in the APSTAR System. APSTAR I and APSTAR IA were each successfully put into a geostationary orbit on Long March 3 launch vehicles. The launch of APSTAR II on a Long March 2E launch vehicle was unsuccessful. Great Wall has been engaged in the manufacture of launch vehicles and other space equipment since the 1960s and the Long March series of launch vehicles has been available in the international satellite launch vehicle market since 1985. APSTAR IIR must be launched by a more powerful launch vehicle than was used for either APSTAR I or APSTAR IA, and the Company has determined that the Long March 3B launch vehicle manufactured by Great Wall is an appropriate launch vehicle for this satellite based on price and the requirements of the Company as to timing as well as the Company's familiarity with Long March launch vehicles.

        As of December 31, 1996, Great Wall has attempted only one commercial launch on a Long March 3B launch vehicle. On February 15, 1996, a Long March 3B carrying an International Telecommunications Satellite Organization ("Intelsat") communications satellite failed 20 seconds after lift-off. The Company believes that Great Wall has scheduled one additional launch of a Long March 3B launch vehicle and one launch of a Long March 3A launch vehicle prior to the scheduled launch of APSTAR IIR. The Long March 3B launch vehicle is developed from the Long March 3A launch vehicle and the two employ similar technology.

        The APSTAR IIR Launch Services Contract provides that if either party postpones the launch, a postponement fee of up to US$1.0 million (depending on the length of the delay, up to a maximum of six months) may be payable to the other party. Pursuant to an amendment to the APSTAR IIR Launch Services Contract executed on November 6, 1996, the Company can terminate the contract and receive a refund of all amounts paid to

Great Wall (other than any postponement fees and payments for optional services) in the event of a launch failure of any Long March launch vehicle launched from Xichang which occurs between November 6, 1996 and the launch of APSTAR IIR. The Company can also terminate the contract and receive a refund of 70% of amounts paid to Great Wall (other than any postponement fees and payments for optional services) if, as a result of delays attributable to Great Wall, the launch of APSTAR IIR is postponed until after October 1, 1997. If the Company terminates the contract for any other reason, it would be subject to a termination fee of 100% of all contract amounts paid or payable to Great Wall as of the date of termination up to the first 20% of the contract price, plus 50% of all amounts paid or payable in excess of the first 20% of the contract price as of such date of termination. Part of the contract price for the APSTAR IIR Launch Services Contract may be satisfied by APT providing one C-band or Ku-band transponder to Great Wall for the operational life of the satellite.

        In an effort to increase its operational flexibility, the Company has entered into discussions with other parties with a view to enabling it, in the event of the termination of the APSTAR IIR Launch Services Contract, to use an alternative launch provider for APSTAR IIR pursuant to terms acceptable to the Company. There can be no assurance that it will be possible for the Company to make such an arrangement with an alternate launch provider or that, if it is possible, that the amount of time required before an alternative launch could take place will be acceptable to the Company.

        EXISTING ORBITAL SLOTS

        APSTAR I is utilizing certain designated C-band and extended C-band frequencies in the orbital slot at 138 degrees East and APSTAR IA is utilizing certain designated C-band frequencies in the orbital slot at 134 degrees East. The right to use these frequencies at such orbital slots has been licensed to the Company by the Kingdom of Tonga ("Tonga"), through TongaSat, which has responsibility for the ITU coordination process with respect to such orbital slots and the frequencies covered by the Company's license. APSTAR I was initially intended to be placed in an orbital slot at 131 degrees East. In conjunction with the coordination of that orbital slot, the Company reached agreement with Tonga whereby it was authorized to use C-band frequencies at an orbital location of 138 degrees East. The agreement covers a period of 10 years (approximately coterminous with the expected operational life of the satellite), after which Tonga has agreed for an additional period of 20 years not to offer the use of the C-band frequencies at 138 degrees East to a third party without first offering such use to the Company on the same terms and conditions as are offered by the third party. The agreement in which the license is granted contains, among other things, representations by the licensor relating to the lack of encumbrances affecting the 138 degrees East orbital slot and an indemnity by the licensor protecting the Company's use of the frequencies covered by the license.

        After the loss of APSTAR II, which was intended to be located at 77 degrees East, the Company determined to launch a replacement satellite, APSTAR IA, as promptly as reasonably practicable in order to retain customers which had committed to lease transponder capacity on APSTAR II. In order to reserve the slot at 77 degrees East for APSTAR IIR, the Company decided to place APSTAR IA at the 134 degrees East orbital slot. The Company ultimately licensed the C-band frequencies of the 134 degrees East orbital slot from Tonga. The license covers a period of 10 years (approximately coterminous with the expected operational life of the satellite), after which Tonga has agreed for an additional period of 20 years not to offer the use of the C-band frequencies to a third party without first offering such use to the Company on the same terms and conditions as are offered by the third party. The agreement in which the license is granted contains, among other things, representations by the licensor relating to the lack of encumbrances affecting the 134 degrees East orbital slot and an indemnity by the licensor protecting the Company's use of the frequencies covered by the license.

        The process for coordination of orbital slots is complex and has in the past given rise to disputes and disagreements with respect to the use of orbital slots. Another country has made filings with the ITU with respect to the orbital slot at 134 degrees East and a party has transmitted signals which have resulted in limited interference with APSTAR IA. Tonga has filed for and coordinated the frequencies currently used by APSTAR IA in the orbital slot at 134 degrees East (as well as the frequencies currently used by APSTAR I in the orbital slot at 138 degrees East). Tonga has also confirmed to the Company that it has not granted rights to any third party that would affect the Company's license for 134 degrees East or the Company's entitlement to use the frequencies at such orbital slot covered by the license. Accordingly, the Company believes it has full legal right to use the frequencies at the orbital slot at 134 degrees East covered by the Company's license. However, no assurance can be given that the country that has made ITU filings with respect to the orbital slot at 134 degrees East or other parties will not dispute Tonga's priority to the orbital slot at 134 degrees East and the Company's entitlement to use such orbital slot, or that there will not be interference with APSTAR IA in the future. In addition, other disputes may arise with respect to these and other orbital slots used by or contemplated for the Company's satellites. Any such disputes or interference may have a material adverse effect on the Company's business.

        INSURANCE

        APT maintains launch and initial in-orbit insurance for APSTAR IA and in-orbit insurance for APSTAR I. APT also maintains third-party liability insurance for these two satellites. The Company is not aware of any reason why it will not be able to (i) renew existing insurance for APSTAR I or (ii) obtain in-orbit insurance for APSTAR IA upon expiration of the launch insurance, on normal commercial terms. APT is currently seeking bids for launch and initial in-orbit insurance for APSTAR IIR. The Company's insurance policies have standard provisions and customary exclusions. For the years ended December 31, 1994, 1995 and 1996, the Company spent HK$0.3 million, HK$5.1 million and HK$14.3 million (US$1.8 million), respectively, on in-orbit and third-party liability insurance.

        Launch and Initial In-orbit Insurance. APT's launch and initial in-orbit insurance for APSTAR IA expired on January 4, 1997. The launch and initial in-orbit insurance policy, in the amount of US$130.0 million, provides coverage for (i) the partial loss of the satellite's communications capacity and (ii) the total loss, destruction or failure of the satellite. Total loss is defined as loss of more than 50% of the satellite's communications capacity. The APSTAR IA launch and initial in-orbit insurance policy provides coverage for claims arising from occurrences up to 181 days after the launch of the satellite. The approximate cost of launch and initial in-orbit insurance for APSTAR IA was US$26.1 million. This amount is being capitalized and amortized over the operational life of the satellite.

        In-orbit Insurance. Subsequent satellite in-orbit insurance is purchased on an annual basis. Satellite in-orbit insurance premiums for APSTAR I are less than 2% of the satellite's current book value. Such insurance provides protection only against the total loss, destruction or failure of the satellite. Total loss is defined as the loss of more than 50% of the satellite's communications capacity. In-orbit insurance only covers the book value of the satellite, rather than the replacement cost. The Company renewed its annual in-orbit insurance from October 15, 1996 for APSTAR I for a premium equal to a percentage of book value marginally lower than that in the prior year.

        Third-Party Liability Insurance. Third-party liability insurance offers protection against liability to third parties for damage arising out of a particular launch and the operation of the satellite. APT has obtained satellite in-orbit third-party liability insurance for APSTAR I and APSTAR IA in the amount of L100.0 million for each satellite.

        SATELLITE CONTROL CENTER

        APT operates a 19,600 square foot satellite control center on a 45,000 square foot property at the Tai Po Industrial Estate, Tai Po, Hong Kong. APT employs approximately 40 experienced satellite and communications specialists and engineers to control and monitor continuously APT's satellites in a geostationary orbit. TT&C operations with the APT satellites are carried out at the satellite control center.

        Once a satellite is placed at its orbital location, it is controlled by the TT&C facility until the end of its in-orbit life. The Company's engineers at the satellite control center periodically correct each satellite's attitude and conduct east-west and north-south stationkeeping maneuvers, thus ensuring that the Company's satellites maintain their proper orientation and orbital position. In addition, commands from the satellite control center can switch transponders in and out of service, control the charging and discharging of the batteries, activate back-up equipment and engage other control functions.

        The satellite control center currently operates six antennae and nine transmission facilities as well as associated equipment and facilities, such as radio frequency equipment, baseband units, ground monitoring systems, data processing systems and communication traffic monitoring systems. Each antenna is capable of controlling any of the Company's satellites and is designed to withstand winds of up to 150 miles per hour. The Company is integrating its existing control and monitoring systems with the equipment to be installed for APSTAR IIR before the launch of APSTAR IIR. The satellite control center maintains its own power generator to provide a continuous supply of electricity in the case of a power outage, and its air conditioning and ventilation systems back up each other.

        APT has leased one ISDN line in order to provide a direct data and voice communications link between the satellite control center and the Hughes mission control center in Los Angeles. If required, Hughes can quickly ascertain the status of both APSTAR I and APSTAR IA and assist APT personnel in taking corrective steps to control the satellites, including adjusting the geostationary orbit of both satellites. APT is considering a similar link with SS/Loral in relation to APSTAR IIR, which would be connected upon a successful launch of APSTAR IIR.

        The satellite control center currently has the capability to control and monitor three satellites. As additional satellites are brought into the APSTAR System, the Company will be required to expand its TT&C operations. In this regard, the Company has leased an approximately 40,000 square feet of property adjacent to the satellite control center which can be used for the installation of additional antennae and related equipment or the construction of other types of TT&C facilities as the need arises.

        CUSTOMER TECHNICAL QUALIFICATIONS AND SUPPORT

        Before uplink communication with a satellite is permitted, the Company ensures each customer can meet the Company's strict performance and operations specifications so that the customer's equipment does not interfere with other customers on the same satellite or users of neighboring satellites. The Company's engineers advise customers on the adjustments required to be made to the customer's equipment in order to minimize interference. As of December 31, 1996, APT had qualified 47, and was in the process of qualifying another four main television uplinks, hub stations and telecommunications networks for uplink to APT satellites.

        The Company provides extensive technical support to its customers. It helps customers determine and evaluate their equipment configuration, carrier modulation, bandwidth and power requirements, design their networks and calculate link budgets.

        ADDITIONAL ORBITAL SLOTS

        The PRC government, on behalf of APT, has applied for a number of additional orbital slots. Under ITU regulations, a slot can be reserved for six years (extendable to nine years) from the date of advance publication. In addition to the orbital slot located at 77 degrees East, in which APSTAR IIR is expected to be placed, the Company has applications outstanding for orbital slots at 131 degrees East, 93 degrees East, 85.5 degrees East and 89.5 degrees East. Satellites must occupy 131 degrees East and 93 degrees East no later than May 10, 2002 and 85.5 degrees East and 89.5 degrees East no later than September 5, 2003 (in each case, assuming the three-year extension is granted), or the priorities will lapse. See "Regulation." Other than with respect to 77 degrees East, the Company, has not earmarked any specific satellite to occupy any of these slots in the near future. The Company is in discussions with PRC authorities concerning the positioning of a DBS satellite in one of the PRC's three orbital slots (92 degrees East, 80 degrees East and 62 degrees East) designated for DBS services by the ITU.

        EMPLOYEES

        Including the executive directors and senior management of the Company, as of December 31, 1996, the Company had 73 full-time employees, of which seven employees were in management, 38 were in engineering and operations and the remainder in marketing, accounting and administration. The Company believes that its relations with its employees are good. A majority of APT's technical and engineering staff employed at the satellite control center in Tai Po were originally seconded from affiliates of CLTC, the MPT and China Aerospace and became the Company's staff before the Global Offering of the Company in December 1996.

        APT emphasizes the training of its technical personnel. All of its engineers have received training at either Hughes or SS/Loral in the United States for periods ranging from two weeks to a year or have received on-site training from Hughes or SS/Loral in Hong Kong. APT has also developed an in-house training program to train new personnel. In order to provide training opportunities for satellite controllers, APT purchased a Hughes HS-376 dynamic satellite simulator which simulates the in-orbit flight status of APSTAR I and APSTAR IA and has ordered an SS/Loral dynamic satellite simulator for APSTAR IIR.

        The Company has maintained a defined contribution retirement scheme (the "Scheme") for its employees since May 1, 1996. The Scheme is operated under an insurance policy with an authorized insurer. The Company and each employee are required to contribute an amount equal to 5% of the employee's monthly salary to the Scheme. Benefits are payable to an employee on retirement, termination of employment, death or retirement on health grounds, and are subject to vesting provisions in the case of employees who leave employment (other than because of retirement, death or ill-health) with less than 10 years' service. The terms of the Scheme permit forfeitures and unvested benefits to be used to reduce the level of the Company's contributions.

COMPETITION

        APT currently serves the satellite communications market in Asia. A number of international and domestic satellite operators also compete in this market. The Company's primary focus is Asian intra-regional broadcasting and telecommunications, with special emphasis on the PRC. The Company has not attempted to enter the international PSTN trunk route market, which is dominated by the International Telecommunications Satellite Organisation ("Intelsat").

        In providing satellite capacity, the Company competes with major established companies and organizations. The Company's competitors include government-owned and privately-owned international, regional and domestic satellite companies. Many of these competitors have long-standing customer relationships and are substantially larger and have financial resources that are substantially greater than those of the Company. The Company believes that its ability to compete with these organizations depends on its existing customer relationships and the quality of its customer service, its reputation as a reliable operator of commercial satellites and the technical advantages of its satellites.

        The Company faces competition in all its markets from one or more satellite systems. Other than domestic satellite companies, the Company is currently aware of four other international or regional satellite companies with coverage of the PRC: Intelsat, Asia Satellite Telecommunications Holdings Limited ("AsiaSat"), PanAmSat Corporation ("PanAmSat") and Palapa. The Company expects that several new satellites will be launched covering all or part of the Asia-Pacific region by the end of 1998, assuming announced plans for such launches are successfully implemented on schedule. If such launches are implemented on schedule, there would be a significant increase of transponder capacity serving the region. Digital video compression technology could also increase the overall supply of transponder capacity in the satellite industry because such technology permits programmers to use less transponder capacity than is currently required to transmit the same amount of programming. At present, however, digital integrated receivers-decoders which are necessary to unscramble digitally compressed transmissions are only now becoming available in the more developed markets, and the Company believes that it may be some time before they are commonplace in the developing markets of Asia. Currently, the lack of transponder capacity in Asia may have the effect of preventing potential customers from pursuing the use of satellites for various broadcasting and telecommunications applications because they do not believe they will be able to secure reliable transponder capacity. In addition, the Company believes there has been a lack of sufficient satellite capacity in Asia to satisfy customers' needs for redundancy. Customers who make significant financial commitments to the use of satellites for broadcasting and telecommunications applications often seek to secure back-up transponder capacity in order to protect their investment. The Company believes that potential customers in Asia may, at some future point, prefer to use those satellites that can provide backup capacity to help reduce customer risk.

        INTERNATIONAL SATELLITES

        The market for international satellite communications capacity has been dominated by Intelsat for 30 years, and Intelsat can be expected to continue to dominate it for the foreseeable future. Intelsat, established by international treaty in 1964, owns and operates the largest fleet of commercial geosynchronous satellites in the world (more than 20 satellites), and now comprises a consortium of 125 countries. Intelsat has been operating communications satellites in the Asia-Pacific region since the 1960s. Although the number varies depending upon the exact criteria used to define Asia-Pacific, Intelsat has several satellites in the region. At present, however, Intelsat primarily uses beams which have a much lower EIRP than the Company's satellites and therefore require larger diameter antennae to be received. Intelsat is traditionally seen as a "long-haul" carrier for PSTNs. A proposed restructuring of Intelsat has been publicly reported. The television distribution and VSAT operations of Intelsat could potentially compete directly with the Company.

        PanAmSat was started in the 1980s to compete with the Intelsat monopoly. It currently operates four satellites providing coverage over the Atlantic, Pacific and Indian Oceans and is one of the Company's principal competitors in the Asia-Pacific region. PanAmSat's PAS-4 has some features in common with APT's satellites. including coverage of certain of the same geographic areas. PanAmSat has announced that it intends to launch additional satellites to provide further global coverage. Hughes, the manufacturer of APSTAR I and APSTAR IA, recently announced an agreement to acquire PanAmSat. The Company is unable to determine, as of December 31, 1996, the impact, if any, of the announced acquisition on its business.

        REGIONAL SATELLITES

        Coverage, service and target customers of AsiaSat are very similar to those of APT. AsiaSat 1's service area is very similar to that of both APSTAR I and APSTAR IA. AsiaSat 2's footprint is smaller than that planned for APSTAR IIR, but AsiaSat 3, now in construction, will have a footprint very similar to that planned for APSTAR IIR. The Company believes AsiaSat is and will continue to be a major competitor of APT in the Asia-Pacific market, including the PRC market. Currently, the majority of AsiaSat's transponder capacity was committed, as of June 13, 1996, to a single (non-PRC) customer under an exclusive arrangement. However, the Company is not aware of any exclusivity arrangements in respect of AsiaSat 3.

        Satelindo's Palapa system began operations in the mid-to-late 1970s to support communications in Indonesia and southeast Asia. Satelindo is currently implementing its third generation of communications satellites. Palapa has been successful in attracting international broadcasters to its satellites and is planning to increase the coverage of its satellites to cover the entire Asia-Pacific region and to compete with Intelsat across the Pacific Ocean. Palapa is already servicing a number of international broadcasting companies, and it is a major competitor of APT outside the PRC market.

        The ST-I satellite system, which is partly owned and operated by Singapore Telecom, is expected to be launched in early 1998. Its C-band coverage will stretch from the Middle East to Japan and southeast Asia. Its Ku-band coverage is expected to focus on the Indian subcontinent and southeast Asia. Due to the satellite design and coverage area, the ST-1 satellite system is expected to have the ability to compete with the Company in segments of the Asia-Pacific market.

        DOMESTIC SATELLITES

        A number of companies located in various countries in the region have launched or are planning to launch domestic satellites. These include ChinaSat (which is also a Principal Shareholder), Chinastar and SinoSat of the PRC, INSAT of India, JSAT and NSTAR of Japan, Koreasat of Korea, Measat of Malaysia, Optus of Australia, Thaicom of Thailand and Mabuhay of the Philippines. Although these satellites may be focused on their respective domestic markets, such companies may have the ability, due to satellite design and coverage areas, to compete with the Company in segments of the Asia-Pacific market. In certain of these countries, domestic television broadcasters and domestic satellite telecommunication operators providing services in their home countries are generally required to use a state-owned or locally-owned satellite system to the extent capacity is available and therefore may not use APT's satellites. In addition, many of the domestic systems are planning to add at least some regional transponders with substantial beam coverage to their next generation of satellites, and therefore may in the future become competitors of APT in the regional market.

        OTHER SATELLITES

        Other existing and proposed organizations have considered or might consider competing in the Asian regional market. These include Russian systems, TongaSat, Orion Network Systems, Rimsat and others. Some of the existing potential competitors offer low-cost, low-performance transponders, which do not compete directly with the Company's high-performance transponders. New organizations face significant competitive barriers including scarcity of orbital slots and high costs of entry.

        OPTICAL FIBER SYSTEMS

        Optical fiber systems have been widely installed within the region for point-to-point trans-oceanic communications. In addition, point-to-point optical fiber connections between major cities in Asia are common. Optical fiber is being used in more developed markets for cable TV networks, and can also be used for telephony services. In the short term, these systems do not compete in most of the Company's markets, but, as optical fiber coverage increases, the competitive advantage of satellites for point-to-point communications will diminish.

REGULATION

        The international telecommunications industry is highly regulated. Satellite services are subject to international space law, and the principal body of international law relating to the use of outer space is the Outer Space Treaty. Countries which are party to the Outer Space Treaty or to other treaties or conventions regulating outer space activities are responsible for fulfilling their own obligations under such treaties or conventions. This often results in the adoption by such member countries of domestic laws to regulate the activities of their own subjects in order to enable the country concerned to comply with its international obligations.

        As an operator of privately-owned satellites in Hong Kong, APT is subject to the regulatory authority of APT's principal regulator, OFTA. From July 1, 1997, Hong Kong will be an SAR and its government and regulatory bodies will be subject to the control and supervision of the PRC. The business prospects of the Company could be adversely affected by the adoption of new laws, policies or regulations, or changes in the administration, interpretation or application of existing laws, policies and regulations, that modify the present regulatory environment in Hong Kong.

        Many of the Company's existing and potential customers who may wish to use the APSTAR System to broadcast into or provide telecommunications services for countries in Asia are subject to government licensing. The applicable regulatory schemes in these countries vary considerably. While the Company does not believe these regulatory schemes will prevent it from pursuing its business, there can be no assurance that its customers' licenses and approvals are or will remain sufficient in the view of foreign regulatory authorities and that these authorities will not discourage or prevent existing or potential customers from utilizing transponders on the APSTAR System.

        Many of APT's customers must have authorization from the countries in which they are located in order to uplink to and communicate by means of APT's satellites. While obtaining such authorizations on behalf of its customers is not the Company's responsibility, the Company's success may depend on the ability of its customers to obtain required authorizations.

        INTERNATIONAL TELECOMMUNICATION UNION

        Member nations are required by treaty to give notice of, coordinate and register radio frequency assignments and any associated orbital locations in the geosynchronous satellite orbit with the ITU's Radiocommunication Bureau. The purpose of such notice, coordination and registration is to eliminate harmful interference between earth and space-based stations of different countries, to improve the use of the radio frequency spectrum and the geosynchronous satellite orbit and to accommodate, to the extent possible, a country's needs. Pursuant to the ITU's Radio Regulations, after a country gives notice to the Radiocommunication Bureau of its intent to use given frequencies in connection with given orbital locations and for a particular type of service, the "advance publication" stage commences during which other countries are afforded the opportunity to apprise the Radiocommunication Bureau of any conflicts with any existing or intended satellite systems. When a present or potential conflict is noted, countries are then obligated to negotiate (during the "coordination" process) in an effort to coordinate the proposed uses and resolve any interference concerns.

        An orbital slot is a function of intended use, orbital location and frequency band. As international coordinations vary in complexity, the time for their completion is uncertain and depends on the number of countries involved and the extent to which there are competing uses for the frequency bands that are the subject of the coordination. The coordination process may result in modification of proposed coverage areas or satellite design to eliminate or minimize interference with other potential users.

        When coordination is completed and conflicts are resolved, the proposed users achieve "notification" status with the Radiocommunication Bureau. The frequency assignments are then recorded in the Master Registry, and such users are thereafter entitled under international law to protection from interference from subsequent or nonconforming uses from other countries. The failure to use an orbital slot within six years of advance publication (extendable for a further three years) could result in loss of priority in the coordination process.

        Under the Radio Regulations, during the coordination process, a country may request the Radiocommunication Bureau to assist it in resolving disputes in connection with existing or proposed uses of frequencies and orbital locations. However, should any such disputes remain unresolved, and the coordination process therefore not be successfully completed, there is no formal dispute resolution mechanism and any country that nonetheless places a satellite or any earth station into operation may not be entitled to seek the assistance of the Radiocommunication Bureau to resolve complaints relating to interference.

        The Company has requested the Radio Regulatory Department to file and coordinate applications by APT for orbital slots with the Radiocommunication Bureau and to resolve interference concerns. The Radio Regulatory Department has notified the Radiocommunication Bureau of the proposed use of six orbital slots. See "--Operation of the APSTAR System--Additional Orbital Slots." The applications provide for "registered lifetimes" of satellites of 20 years. Coordination of APSTAR IIR's orbital slot of 77 degrees East commenced on May 11, 1993 and the Company does not foresee any significant difficulties in coordinating that orbital slot. There can be no assurance, however, that it will be possible to complete the filing and coordination process for APSTAR IIR or any future APSTAR System satellites. In respect of four remaining applications, two of which are still in the advance publication stage, no assurance can be given as to whether substantial modifications to satellite coverage or design may be required, whether the coordination process will be successfully completed or whether the Company will have any priority for such orbital slots. The Company is in discussions with PRC authorities concerning the positioning of a DBS satellite in one of the PRC's three orbital slots (92 degrees East, 80 degrees East and 62 degrees East) designated for DBS services by the ITU.

        EXPORT REGULATION

        The United States Department of Commerce has imposed certain restrictions on technology transfers to the PRC and certain other countries, such as Russia. The proposed launch site for APSTAR IIR is located in the PRC and the launch provider is an entity licensed by the PRC government. The launch sites for other satellites that the Company may launch in the future may also be located in the PRC or such other countries. Special export licenses are required to be obtained by SS/Loral, the manufacturer of APSTAR IIR, and manufacturers of other satellites that the Company may launch in the future in connection with launches in any country subject to restrictions on technology transfers. SS/Loral has represented to the Company that it has obtained a technical data exchange license from the United States Department of Commerce permitting the exchange between SS/Loral and Great Wall of certain technical data necessary to prepare APSTAR IIR for launch on a Long March 3B launch vehicle. In addition, the export of US-origin commercial communications satellites requires a Presidential waiver of the restrictions contained in the US Foreign Relations Authorization Act relating to such exports to the PRC. SS/Loral has represented to the Company that it has obtained hardware export licenses from the Department of Commerce for the transport to the PRC of APSTAR IIR for launch. There can be no assurance that in the future such licenses will not be revoked by the US government or that the US government will not impose additional restrictions or trade sanctions against the PRC in the future that would significantly delay the planned launch of APSTAR IIR or other satellites that the Company may launch in the future.

        The PRC has entered into a memorandum of agreement with the United States which, among other things, limits the number of commercial satellite launches that can be conducted by Great Wall on behalf of international customers (such as the Company) to I1 launches between January 1, 1995 and December 31, 2001. While the Company believes that it is unlikely that Great Wall will reach the limit by mid-1997, there can be no assurance that Great Wall will not have reached the limit by such time. At this time, the Company cannot predict the effect on the launch of APSTAR IIR by Great Wall if such limit were reached.

        HONG KONG REGULATION

        The Company's satellite operations are principally regulated by the Outer Space Order which extended the United Kingdom Outer Space Act 1986 to all Hong Kong nationals and bodies corporate incorporated under the law of Hong Kong, including APT. The Outer Space Order prohibits any person from launching or procuring the launch of a satellite, or operating a satellite, without obtaining an appropriate license. The Outer Space Order further stipulates that any such license shall describe the activities authorized by it and also provides that licenses may be granted subject to conditions specified therein. The conditions may include basic orbital parameters and requirements to avoid interference with the activities of other users of outer space. Breach of any such conditions can give rise to a right of revocation of the relevant license.

        The ultimate authority to grant licenses and otherwise to administer the Outer Space Order is vested in the Governor in Council. In practice, all relevant matters are dealt with on a regular basis by OFTA. With effect from July 1, 1997, the regulation of satellite launch and operation by Hong Kong companies will come under the authority of the PRC. Neither the Joint Declaration, nor the Basic Law, makes express provision with respect to the Outer Space Order or the regulation of satellite launch and operation or other outer space activities. Accordingly, there is some uncertainty as to the regulatory regime which will apply in Hong Kong after June 30, 1997. APT has the benefit of existing licenses granted under the Outer Space Order by the Governor in Council covering current and future operation of each of APSTAR I and APSTAR IA, subject to the conditions of the respective licenses. Each of these licenses requires the approval of the Hong Kong government for any transfer of a beneficial interest in the satellite, such as that which will arise in connection with the consummation of the Global Offering. The Company has applied to obtain these approvals. The license application process for APSTAR IIR has begun. Based on its past experience, the Company expects the appropriate licenses to be granted before the launch of APSTAR IIR and the resumption of sovereignty by the PRC over Hong Kong. There can be no assurance, however, that such licenses will be granted prior to such date, or at all.

        The Company's earth station operations involve the operation and use of telecommunications apparatus at and from its earth station at Tai Po, Hong Kong. Establishment, possession and use of such telecommunication apparatus in Hong Kong is regulated by the Telecommunication Ordinance and the orders and regulations thereunder. APT has the benefit of licenses granted under the Telecommunication Ordinance for each of APSTAR I and APSTAR IA covering all its TT&C operations, as well as monitoring and testing functions, subject to the terms and conditions of the respective licenses. Such licenses have terms of 20 years, commencing July 19, 1994 and June 11, 1996, respectively. The licenses require APT (among other things) to avoid harmful interference with other telecommunication apparatus operating within or outside Hong Kong and to ensure compliance with all relevant requirements of the International Telecommunication Convention, a complementary document to the ITU's constitution document, and any other international telecommunication agreements which may from time to time be acceded to by or on behalf of, or applied to Hong Kong. These licenses were formally granted with the grant of the licenses under the Outer Space Order referred to above and the Company expects to obtain an appropriate license for APSTAR IIR at the relevant time and on a similar basis. There can be no assurance, however, that such license will be granted. The licenses also prohibit video, data and voice transmissions from the Tai Po satellite control center.

        The Telecommunication Ordinance also contains provisions for (i) the taking of possession by the Hong Kong government of telecommunications stations where the Governor in Council is of the opinion that an emergency has arisen in which it is expedient for the public service that the Hong Kong government should have control over telecommunications stations and (ii) the payment of compensation should such taking of possession occur.

        OVERSEAS NATIONAL TELECOMMUNICATIONS AUTHORITIES

        The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, making customer access to the Company's satellites a relatively simple procedure, while other countries have maintained strict monopoly regimes. The application procedure for access to satellite systems can be time-consuming and costly, and the terms of the licenses vary among different countries.

        Direct reception of satellite television is currently illegal in a number of countries in Asia and the Middle East, and is subject to stringent restrictions in certain other countries in those regions. Private ownership of dishes is currently prohibited in the PRC, although certain hotels and other entities are permitted to operate dishes upon application to the relevant authorities. The Company is in discussions with the MRFT to jointly develop the DBS business. However, there can be no assurance that the approvals necessary for the DBS Project will be obtained. In addition, regulations regarding content of advertisements and advertising vary from country to country, making it difficult for broadcasters to address advertisements to Asia and the Middle East as a whole.

                                  GLOSSARY OF CERTAIN TERMS

        In this Form 20-F, unless the context otherwise requires, the following expressions have the following meanings:

ADS An American Depositary Share representing ownership of eight shares of the Company's Common Stock, evidenced by American Depositary Receipts.

analog A method of storing, processing or transmitting information through a continuous varied (rather than pulsed) signal.

APT BVI APT Satellite Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company.

APT International            APT Satellite International Company Limited, a
                             company incorporated in the British Virgin Islands with limited liability and a shareholder of the Company.

bandwidth                    A range of frequencies occupied by a modulated
                             carrier or the range of frequencies which can be transmitted through a communications system.
                             Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information which can be transmitted.

Basic Law                    The Basic Law of the Hong Kong Special
                             Administrative Region of the People's Republic of
                             China which was adopted on 4 April 1990.

beam The directed electromagnetic rays emanating from a spacecraft or ground station. On satellites, typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

CCTV China Central Television, a PRC state-owned enterprise under the supervision and control of the MRFT.

CITV China International Television Corporation, a PRC state-owned enterprise under the supervision and control of the MRFT.

C-band In satellite communications (FSS) used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. Often referred to as 4/6 GHz.

cellular Domestic public cellular radio telecommunications service. Cellular systems are based on multiple base stations, or "cells," that permit efficient frequency reuse and on software that permits the system to band mobile calls from cell to cell as subscribers move through the cellular service area.

DBS Direct broadcast satellite. A satellite capable of transmitting direct-to-home television programming.

dBW Decibel relative to one watt. A measure of a satellite's power (e.g., 50 dBW is 10 times more powerful than 40 dBW).

digital Referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink The receiving portion of a satellite circuit extending from the satellite to the earth.

earth station The antennae, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EIRP Equivalent isotropic radiated power, the product of the power supplied to the antenna and the antenna gain in a given direction relative to an isotropic antenna (absolute or isotropic gain).

Estates Corporation          Hong Kong Industrial Estates Corporation, the
                             lessor under the Lease Agreements.

footprint                    The geographic area covered by a satellite's
                             downlink or uplink beams, the outer edge of which is generally defined as that area where the quality of communication degrades below an acceptable commercial level due to the spacecraft antenna pattern, power of the signal or curvature of the earth.

frequency                    Number of repetitions in a given time. Typically
                             refers to the rate of variation per second of the carrier wave or modulating signal. Communications satellite RF signals are typically in the GHz frequency range. See C-band and Ku-band.

GEO                          Geostationary orbit.

geostationary orbit          A geosynchronous orbit in which the orbital
                             inclination and eccentricity of a satellite are zero such that the satellite appears to hover over a fixed position on the earth's equator.

Global Offering              The Company's initial world-wide public offering of
                             Common Stock and American Depositary Shares, each representing eight shares of the Company's Common
                             Stock dated December 13, 1996.

HDTV                         High definition television.

ISDN                         Integrated services data network.

ITU or International
Telecommunication Union      The International Telecommunication Union, the
                             telecommunications agency of the United Nations, established to provide standardised communications procedures and practices, including frequency allocation and radio regulations, on a world-wide basis.

Joint Declaration            The Joint Declaration of the Government of the
                             United Kingdom and the Government of the PRC on the Question of Hong Kong with Annexes signed on 19
                             December 1984.

Ku-band In satellite communications (FSS), used to refer to downlink frequencies between 10.7 GHz and 12.75 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often referred to as 11/14 or 12/14 GHz.

Lease Agreements             The agreement for lease dated 26 February 1996, as
                             amended, supplemented and modified, between APT and the Estates Corporation, relating to the land underlying APT's satellite control centre and an adjacent property.

LEO Low-earth orbit of up to 1,500 miles above the earth.

Master Registry              The Master International Frequency Register of the
                             ITU, which lists frequency assignments of orbital slots upon notification.

MEO Mid-earth orbit of up to 18,000 miles above the earth.

megahertz (MHz)              A measure of frequency. 1 million cycles per
                             second.

microwave                    Radio frequency carrier waves with wavelengths of
                             less than one meter- frequencies above 300 MHz.

mobile satellite services    Services transmitted via satellites to provide
                             mobile telephone, paging, messaging, facsimile, data, and position location services directly to users.

OFTA The Office of the Telecommunications Authority of Hong Kong or, where the context requires, the Telecommunications Authority of Hong Kong.

operational life             The time for which a satellite is capable of
                             operating in its allotted position. The expected end of a satellite's in-orbit operational life is mainly based on the period during which the satellite's on-board fuel permits proper station-keeping maneuvers for the satellite.

paging A service designed to deliver a message to a person whose location is unknown; messages may be received via an alphanumeric or character display or small speaker.

PRC                          The People's Republic of China.

PSTN Public switched telephone networks which comprise the network infrastructure necessary for providing basic telephone services.

radio frequency              A frequency that is higher than the audio
                             frequencies but below the infrared frequencies, usually above 20 KHz.

SAR                          Special Administrative Region of the PRC.

scrambled programming        Programming signals which require a decoder for
                             purposes of viewing.

signal A physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

switch A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information; switching is the process of interconnecting circuits to form a transmission path between users.

teledensity                  Telephone access lines per 100 persons.

telemetry                    Radio transmission of coded or analog data from a
                             satellite to a ground station.

telephony                    Science of construction and operation of telephones
                             and telephonic systems.

transponder                  A microwave repeater which provides a discrete path
                             to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

TT&C Station                 Telemetry, tracking and command station, a
                             land-based facility that monitors and controls the positioning, altitude and status of a satellite in orbit..

uplink In satellite communications, the signal from the earth station to the space station (satellite).

VSAT                         Very small aperture terminal.

ITEM 2.  DESCRIPTION OF PROPERTY.

        The Company's executive offices are located at leased premises in Hong Kong. Coordination of all customer-related communication on the Company's satellites, including initial station testing and outage and trouble reporting, is conducted through the Company's satellite control center. See "--Satellite Control Center" in Item 1 herein. The 45,000 square foot site where the TT&C facility is constructed and the 40,000 square foot unoccupied site adjacent to such facility are held by the Company pursuant to the Lease Agreements. The lease covering the Company's office space in Hong Kong expires in August 1999. The rental amount (excluding rates and management charges) under all such leases is approximately HK$3.3 million per year.

        The terms of the Lease Agreement for the land underlying the Company's satellite control center in Tai Po, Hong Kong and the property adjacent thereto require the Company to complete the development of the currently undeveloped adjacent property by no later than April 27, 1998 (56 months from the date of possession of the adjacent property). This involves the (i) the construction of a building and (ii) installation of antennae and other satellite-related equipment, such equipment having a value of at least HK$44.7 million. As of December 31, 1996, the Company had not begun to develop the adjacent property, which the Company intends to develop in connection with the DBS Project. Failure to develop the adjacent property would result in a breach of the Lease Agreements which would give the Estates Corporation the right to re-enter and take possession of both the developed property and the adjacent property. The Estates Corporation has indicated to the Company that it will either (i) grant an extension of the completion date for the entire development of the adjacent property to October 27, 1999, and, in consideration of granting such extension, may require the payment of an additional lump sum amount of HK$400,000, or (ii) exercise its right to re-enter and take possession of only the undeveloped adjacent property. The Company's future expansion plans could be materially adversely affected if the Estates Corporation were to take possession of the adjacent property.

ITEM 3.  LEGAL PROCEEDINGS.

        Neither the Company nor any of its subsidiaries is a party to any material litigation or arbitration proceeding.

ITEM 4.  CONTROL OF REGISTRANT.

        The principal shareholders of the Company ("Principal Shareholders") have provided substantial financial support since APT was founded, funding the design, construction and launch of APSTAR I and APSTAR IA and the design and construction of APSTAR IIR through equity contributions, shareholders' loans and shareholder guarantees of bank loans used to finance or refinance the costs of satellite design, construction and launch. The Principal Shareholders have also provided significant human resources, technical and marketing support.

        The following table shows the approximate underlying direct and indirect ownership interests of the Principal Shareholders in the issued ordinary share capital of the Company as of June 26, 1997. None of the directors or executive officers of the Company has any shareholding in the Company.

  Title of Class      Identity of Person or Groups      Amount      Percent of Class(1)
  --------------      ----------------------------      ------      -------------------
   Common Stock      CLTC                              8,400,000         10.71%
   Common Stock      ChinaSat                          8,400,000         10.71%
   Common Stock      China Aerospace                   8,400,000         10.71%
   Common Stock      Chia Tai                          8,400,000         10.71%
   Common Stock      China Travel (Macau)              8,400,000         10.71%
   Common Stock      SingaSat                          8,400,000         10.71%
   Common Stock      Kwang Hua                         8,400,000         10.71%
                                                      ----------         ------
                                                      58,800,000         74.97%

----------

(1) The underlying ownership interests of the Principal Shareholders in the issued share capital of the Company is held on the following basis: (a) each Principal Shareholder holds 8,400,000 shares of Common Stock directly, representing 2% of the Company's issued share capital and (b) the Principal Shareholders collectively hold further aggregate underlying ownership interests of 61% indirectly through APT Satellite International Company Limited ("APT International"), which holds 256,200,000 shares (i.e., each Principal Shareholder has an underlying ownership interest of approximately 8.71% held indirectly through APT International).

        The entire issued share capital of APT International comprises 700 shares of US$1.00 each, of which 100 shares are held by each of the Principal Shareholders. The Principal Shareholders have entered into an agreement (the "Shareholders' Agreement"), which governs their respective rights and obligations with respect to, among other things, their shareholdings in APT International. The Shareholders' Agreement contains (among other things) provisions restricting the transfer or other disposal or encumbrance by any Principal Shareholder of the Shares in APT International, and granting mutual rights of pre-emption among the Principal Shareholders in the event of any proposed transfer by a Principal Shareholder of any share(s) in APT International.

        CLTC is a PRC registered and state-owned enterprise and is subject to supervision and control by the Defense Commission, which controls the operation of the PRC's three satellite launch centers and the PRC's satellite TT&C network.

        China Telecommunications Broadcast Satellite Corporation ("ChinaSat") is a PRC state-owned enterprise under the supervision of the MPT. ChinaSat is the satellite operation arm of the MPT.

        China Aerospace Corporation ("China Aerospace"), formerly the PRC Ministry of Aerospace Industry, is a PRC state-owned enterprise. China Aerospace is engaged in the research, design, testing and manufacturing of launch vehicles and satellites. China Aerospace also supervises and controls Great Wall, which is responsible for the sale to foreign customers of commercial launch services effected by Long March launch vehicles.

        Chia Tai International Telecommunication Company Limited ("Chia Tai") is wholly-owned by Telecom Holding Company Limited ("Telecom Holding") which manages the investment in the Company of TelecomAsia Corporation Public Company Limited ("TelecomAsia"), a publicly listed company in Thailand. TelecomAsia was established in Thailand by the Charoen Pokphand Group in association with NYNEX Network Systems Company of the United States. TelecomAsia operates 2.6 million telephone lines in the Bangkok metropolitan area.

        China Travel Fok Tai (Macau) Limited ("China Travel Macau)") is owned 50% by China Travel Service (Holdings) Hong Kong Ltd. ("CTS (Holdings)") and 50% by five individuals who each own 10%. CTS (Holdings) is one of the largest PRC-owned companies in Hong Kong, with interests in a wide range of businesses including tourism, transportation, trading, industry, property development and construction, and research and development in science and technology through its over 190 subsidiaries, joint ventures and associated companies. China Travel International Investment Hong Kong Ltd., one of its subsidiaries, is a publicly listed company in Hong Kong with a market capitalization as of September 30, 1996 of approximately HK$5.6 billion.

        SingaSat PTE Ltd. ("SingaSat") is wholly-owned by Singapore Telecom. Singapore Telecom is a telecommunications operating company and a holding company for over forty subsidiaries which provide a wide range of domestic, international and mobile telecommunications as well as postal services. Singapore Telecom is a publicly listed company in Singapore, and, as of September 30, 1996, it had a market capitalization of approximately US$35.5 billion.

        Kwang Hua Development and Investment Limited ("Kwang Hua") is a Hong Kong incorporated venture capital company owned jointly by the Ruentex Group, one of the largest Taiwanese conglomerates, and China Development, a prominent financial and investment company in Taiwan. China Development is also an affiliate of the Ruentex Group.

        The following table shows the approximate underlying direct and indirect ownership interests of each person known by the Company to own beneficially more than 10% of the Company's outstanding American Depositary Receipts ("ADRs") as of June 26, 1997.

  Title of Class      Identity of Person or Groups      Amount      Percent of Class
  --------------      ----------------------------      ------      ----------------
       ADRs          FMR Corp.                         2,246,500         21.19%(1)
       ADRs          Edward C. Johnson 3d              2,246,500         21.19%(2)(3)
       ADRs          Abigail P. Johnson                2,246,500         21.19%(3)

----------

(1) The underlying ownership of FMR Corp. in the issued ADRs of the Company is held on the following basis: (a) Fidelity Management & Research Company ("Fidelity"),a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,246,500 ADRs or 21.19% of the ADRs outstanding of the Company as a result of acting as an investment adviser to various investment companies under Section 8 of the Investment Company Act of 1940; (b) the ownership of one investment company, Fidelity Select Telecommunications Portfolio, amounts to 1,023,200 ADRs or 9.65% of the ADRs outstanding; (c) the ownership of one investment company, Fidelity Defense and Aerospace Portfolio, amounts to 600,000 ADRs or 5.66% of the ADRs outstanding; and (d) the ownership of one investment company, Fidelity Trend Fund, amounts to 591,100 ADRs or 5.01% of the ADRs outstanding.

(2) Edward C. Johnson 3d, Chairman of FMR Corp., though its control of Fidelity, and the funds each has sole power to dispose of the 2,246,500 ADRs owned by the funds. Neither FMR Corp. nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the ADRS owned directly by the Fidelity funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the ADRs under written guidelines established by the funds' Boards of Trustees.

(3) Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

ITEM 5.  NATURE OF TRADING MARKET.

        The Company's Common Stock is listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). The Hong Kong Stock Exchange is the principal non-United States trading market for the Company's Common Stock. The following table sets forth the range of quarterly high and low closing sale prices of the Common Stock on the Hong Kong Stock Exchange.

                     1997                                        High (HK$)        Low (HK$)
                     ----                                        ----------        ---------
               First Quarter                                       13.70             10.00
               Second Quarter (through June 25, 1997)              13.50             11.80

        In addition, the Company's ADSs are listed on the New York Stock Exchange ("NYSE"). The Bank of New York serves as depositary (the "Depositary") with respect to the ADSs trading on the NYSE. According to information furnished to the Company by the Depositary, as of June 24, 1997, there were 8 holders of records of ADSs with addresses in the United States and such holders owned an aggregate of 10,164,275 ADSs. The following table sets forth the range of quarterly high and low closing sale prices of the ADSs on the NYSE.

                     1997                                        High (US$)        Low (US$)
                     ----                                        ----------        ---------
               First Quarter                                       14.375            10.000
               Second Quarter (through June 24, 1997)              14.500            11.875

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

        The Company has been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority.

        The transfer of shares of Common Stock of the Company ("Shares") between persons regarded as resident outside Bermuda for exchange control purposes and the issue of Shares within the current authorized share capital of the Company to or by such persons may be effected without specific consent under the Exchange Control Act of 1972 and regulations thereunder subject to such Shares being listed on the Hong Kong Stock Exchange or the New York Stock Exchange. Issues and transfers of Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

        There are no limitations on the rights of holders of the Shares who are non-resident in Bermuda for exchange control purposes to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the Shares, other than in respect of local Bermuda currency.

        In accordance with Bermuda law, share certificates are only issued in the names of corporations, partnerships, or individuals. In the case of an applicant acting in a special capacity (for example, as trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such trust.

        The Company will take no notice of any trust applicable to any of its Shares whether or not it has notice of such trust.

        As an exempted company, the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years), (2) the taking of mortgages on land in Bermuda to secure an amount in excess of 50,000 Bermuda dollars without the consent of the Minister of Finance of Bermuda, (3) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside or under a license by the Minister of Finance of Bermuda.

ITEM 7.  TAXATION.

        The following discussion is a summary of the material Bermuda, Hong Kong, and United States federal income tax considerations relevant to an investment decision with respect to the Company's American Depositary Shares ("ADSs") and Shares. This discussion does not purport to deal with the tax consequences of owning ADSs and Shares to all categories of investors, some of which (such as, dealers in securities, banks, tax-exempt organizations, certain insurance companies, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of the Company, investors who do not hold the Shares or ADSs as capital assets, investors who hold ADSs or Shares that are part of a hedging, straddle, or conversion transaction or US Holders whose functional currency is not the US Dollar) may be subject to special rules. This discussion is not exhaustive of all possible tax considerations, including, specifically, the consequences under United States federal, state, local, and other laws, of the acquisition, ownership, and disposition of ADSs and the disposition of Shares.

BERMUDA TAXATION

        The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income or on any capital asset, gain or appreciation, or any tax in the nature of an estate duty or inheritance tax, the imposition of such tax shall not be applicable to the Company or any of its operations, nor to the shares, debentures, or other obligations of the Company, until March 28, 2016. This assurance does not, however, prevent the imposition of any Bermuda tax payable in relation to any land in Bermuda leased to the Company or to persons ordinarily resident in Bermuda.

HONG KONG TAXATION

        TAX ON DIVIDENDS

        Under the current law and practice of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

        PROFITS TAX

        No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ADSs or Shares). Trading gains from the sale of property by persons carrying on a trade, profession, or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession, or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals. Gains from sales of the Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Shares realized by persons carrying on a business in Hong Kong of trading or dealing in securities. Gains from sales of the ADSs effected on the New York Stock Exchange will usually be considered to be derived from or arise outside Hong Kong, and therefore, liability for Hong Kong profits tax would not ordinarily arise in respect of trading gains from sales of ADSs.

        STAMP DUTY

        In order for Shares to be dealt on the Hong Kong Stock Exchange, such Shares must be registered on the Hong Kong branch register of the Company. Hong Kong Stamp duty will be payable by the transferee on every, and by the transferor, on every transfer of a beneficial interest in Shares that are registered on the Hong Kong branch register of the Company. The duty is charged at the rate of HK$1.50 per HK$1,000 or part thereof of the consideration for, or (if greater) the value of, the Shares transferred (i.e., a total of HK$3 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction of Shares). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of such Shares.

        The withdrawal of Shares that are registered on the Hong Kong branch register of the Company upon the surrender of ADSs, and the issuance of ADSs upon the deposit of such Shares, will not attract the stamp duty charge at the rate described above for sale and purchase transactions unless such withdrawal or deposit results in a change in the beneficial ownership of the Shares under Hong Kong law. The issuance of ADSs upon the deposit of Shares issued directly to the Depositary or for the account of the Depositary should not attract stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

        ESTATE DUTY

        Estate duty is imposed upon the principal value of property situated in Hong Kong passing on the death of a person. Shares that are registered on the Hong Kong branch register of the Company (which may include Shares represented by ADSs) are regarded as property situated in Hong Kong for estate duty purposes. Hong Kong estate duty is imposed on the principal value of a deceased's Hong Kong estate at graduated rates from 6% to 18%. In respect of the estate of persons dying on or after April 1, 1996, no estate duty is payable where the principal value of the dutiable Hong Kong estate does not exceed HK$6.5 million; the maximum rate of 18% applies where the principal value exceeds HK$9.5 million.

UNITED STATES FEDERAL INCOME TAXATION

        The following summary describes the principal United States federal income tax consequences of the purchase, ownership, and disposition of Shares and ADSs (evidenced by American Depositary Receipts ("ADRs"), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own, or dispose of Shares or ADSs. In particular, this summary of United States federal income tax matters deals only with holders that will hold Shares or ADSs as capital assets and does not address special tax situations, such as the United States tax treatment of holders who are securities dealers, who are holding Shares or ADSs as part of a hedging or larger integrated financial or conversion transaction, who are citizens or residents of a possession or territory of the United States, who are United States holders (as defined below) with a currency other than the US dollar as their functional currency or who own, directly or indirectly, 10% or more of the voting stock of the Company. For this purpose, the Shares and ADSs will constitute voting stock of the Company.

        This summary is based upon (i) the income tax laws of the United States as in effect on December 13, 1996, which are subject to change, possibly with retroactive effect, and (ii) in part, on representations of The Bank of New York, as the Company's depositary (the "Depositary") and on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        This discussion is not exhaustive of the consequences of the purchase, ownership, and disposition of Shares or ADSs, including the effect of any state or local tax laws or the laws of any jurisdiction other than the United States.

        THE COMPANY

        The Shares and Shares represented by ADSs are characterized as equity interests in the Company, and the Company will so characterize all such Shares for all United States federal income tax purposes.

        The Company will be subject to United States federal income tax only to the extent that it derives certain United States source income or income effectively connected with the conduct of a trade or business within the United States. Currently, the Company does not have, intends and anticipates that it will not have, and will conduct its affairs in a manner so that it will not have, any United States source income subject to United States federal income or withholding tax or income effectively connected with the conduct of a trade or business within the United States. Thus, the Company intends and anticipates that it will not be subject to any United States federal tax.

        TAXATION OF INVESTORS--UNITED STATES HOLDERS

        As used herein, a "United States holder" means a beneficial owner of Shares or ADSs who is a citizen or resident of the United States; a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof; or an estate or trust, the income of which is subject to United States federal income tax regardless of its source. A "resident" of the United States includes an individual that (i) is lawfully admitted for permanent residence in the United States, (ii) is present in the United States for 183 days or more during a calendar year or (iii) (a) is present in the United States for 31 days or more during a calendar year, (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over a 3-year period ending in such calendar year, and (c) does not have a closer connection to a "tax home" that is located outside the United States.

        OWNERSHIP OF ADSS AND SHARES. For United States federal income tax purposes, a United States holder of ADRs will be treated as the owner of the ADSs evidenced thereby and of the Shares represented by such ADSs. Accordingly, no gain or loss will be recognized by a United States holder upon the exchange of ADSs for the Shares represented by such ADSs. A United States holder's tax basis in the Shares received will be the same as its tax basis in the surrendered ADSs and the holding period for Shares received will include the period during which the holder held such ADSs.

        TAXATION OF DIVIDENDS. To the extent provided below, a United States holder will be required to include in gross income when received by the holder or, in the case of ADSs, by the Depositary, as a dividend any cash or the fair market value of any property distributed by the Company in the same manner as if the Company were a United States corporation not subject to the rules described below. Distributions paid in any currency other than the US dollar will be translated into US dollars at the spot rate on the date the dividends are paid, regardless of whether the dividends are in fact converted on that date.

        Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to corporations under the United States Internal Revenue Code of 1986, as amended ("the Code"). For purposes of the United States foreign tax credit limitation, dividends paid by the Company generally will constitute foreign source "passive income" (or, in the case of a holder who is a "financial services entity" as defined in regulations under the Code, "financial services income").

        TAXATION OF DISPOSITIONS OF SHARES OR ADSS. A gain or loss realized by a United States holder on the sale or other disposition of a Share or an ADS will be subject to United States federal income tax, as a capital gain or loss, in an amount equal to the difference between such United States holder's adjusted tax basis in the Share or ADS and the amount realized on its disposition.

        For purposes of the United States foreign tax credit limitation, a recognized gain or loss arising on the disposition of a Share or ADS generally will be United States source gain. There is a risk, however, that a recognized loss may be allocated against foreign source income by reference to the source of income received under the Share or ADS based on, among other things, whether or not a Share or ADS is attributable to a foreign office of the holder. The Internal Revenue Service has issued Proposed Regulations (which, while not currently effective, may become effective at some future time) on the sourcing of losses and holders of Shares or ADSs should consult with their tax advisors regarding the application of such Proposed Regulations to their specific situation,.

        PASSIVE FOREIGN INVESTMENT COMPANY RULES

        The foregoing discussion assumes that the Company is not currently, and will not in the future be, classified as a "passive foreign investment company" ("PFIC") under the Code.

        Special United States federal income tax rules apply to holders of equity interests in a PFIC. A foreign corporation will constitute a PFIC for United States federal income tax purposes if 75% or more of its gross income for a taxable year were to consist of passive income, or 50% or more of its average assets held during a taxable year were to consist of passive assets. Passive assets are defined as assets that give rise, or that reasonably could give rise during the reasonably foreseeable future, to passive income. Passive income includes (i) rent and lease income (not including rent and lease income derived from persons other than related persons from the active conduct of a rental or leasing trade or business), (ii) interest, (iii) dividends from shares of stock in a corporation in which the foreign corporation directly or indirectly owns less than 25% of the value of the stock in the corporation and (iv) gains from the sale of any (a) property that gives rise to passive rent or lease income,
(b) partnership interests, or (c) shares of stock.

        Based on the Company's existing and anticipated future operations, as well as the existing and anticipated future operations of APT and APT BVI, the Company believes that it, APT and APT BVI are not, and intends and anticipates that they will not become in the future, PFICs. However, it is possible that certain lease income derived by the Company (or APT or APT BVI) might be viewed by the United States Internal Revenue Service (the "IRS") as passive income. In addition, because of the nature of the leasing business, and because the determination of whether or not the Company, APT or APT BVI is a PFIC will be based upon the composition of the annual income and assets of the entity, there can be no assurance that the Company, APT or APT BVI will not be considered a PFIC for the current or for any subsequent taxable year.

        Because the Company's sole asset is its stock interest in APT BVI, and APT BVI's sole asset, in turn, is its stock interest in APT, if APT is or becomes a PFIC, both the Company and APT BVI will also be or become PFICs.

If the Company, APT and APT BVI are or become PFICs, a United States holder (whether direct, indirect or constructive) would be required to allocate to each day in its holding period with respect to the Shares or ADSs a pro rata portion of any distribution received, or deemed received under certain attribution rules, from the Company, APT or APT BVI that is treated as an "excess distribution." Generally, an excess distribution is that portion of the total annual distributions (including the proceeds from a redemption of Shares or ADSs that is treated as a distribution) from the Company, APT or APT BVI that exceeds 125% of the average annual amount distributed (as measured in the currency of such distributions) by that entity during the three preceding years (or such shorter period as the United States holder may have held the Shares or ADSs). In addition, the full amount of any gain recognized on a disposition or deemed disposition (including a liquidation, a redemption that is treated as an exchange, or a pledge) of (i) Shares or ADSs by the United States holder, (ii) attributable shares of APT by APT BVI, or (iii) attributable shares of APT BVI by the Company will be treated as an excess distribution.

        The amount of any excess distribution is allocated ratably over the United States holder's entire holding period. The amount allocated to the current taxable year and to any period prior to the first taxable year during which the Company, APT and APT BVI were PFICs is taxed as ordinary income. Any amount of the excess distribution allocable to a prior taxable year during which the Company, APT and APT BVI were PFICs or after the first taxable year they were PFICs will be subject to a deferred United States federal income tax charge, calculated as the sum of the amount of tax imposed on the allocable excess distribution at the highest applicable rate in effect for each year plus the accumulated interest on the determined amount of tax. Given the distribution and investment policies of the Company, if the Company, APT and APT BVI are or become PFICs, there is a substantial risk that any distribution by the Company will be treated as an excess distribution. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources").

        For purposes of the PFIC rules, under certain circumstances, Shares or ADSs held by a non-United States holder (as defined below) may be attributed to a United States person owning an interest, directly or indirectly, in that non-United States holder. In such event, dividends and other transactions in respect of the Shares or ADSs held by the non-United States holder would be attributed to such United States person for purposes of applying the above PFIC rules.

        If the Company is a PFIC, a United States holder must file Internal Revenue Service Form 8621 regarding distributions received with respect to Shares or ADSs and any gain realized on the disposition or deemed disposition of Shares or ADSs for each taxable year in which the United States holder owns Shares or ADSs.

        If the Company, APT and APT BVI are or become PFICs, an investment in Shares or ADSs by a United States holder could subject the holder to substantial, adverse United States federal income tax consequences. Prospective United States holders should consult their own tax advisers regarding the potential application of the PFIC regime.

        TAXATION OF INVESTORS--NON-UNITED STATES HOLDERS

        Subject to the discussion of United States backup withholding tax below, a holder of Shares or ADSs other than a United States holder (a "non-United States holder") will not be subject to United States federal income or withholding tax on income derived by the Company, dividends paid to a holder by the Company or gains realized on the sale of Shares or ADSs, provided that (i) such income is not effectively connected with the conduct by the non-United States holder of a trade or business within the United States, (ii) the non-United States holder is not or was not present in, or does not have or did not have a permanent establishment in, the United States, (iii) there has not been a present or former connection between the non-United States holder and the United States, including, without limitation, such non-United States holder's status as a citizen or former citizen thereof or resident or former resident thereof, or (iv) in the case of a gain from the sale or disposition of Shares or ADSs by an individual, the non-United States holder is not present in the United States for 183 days or more during the taxable year of the sale or certain other conditions are met. In addition, the provisions of certain bi-lateral income tax treaties to which the United States is a party may shield a non-United States holder from the imposition of United States federal income tax on income from Shares or ADSs even if such income or such holder falls in one of the categories listed above. Non-United States holders should consult their tax advisors regarding the taxability of income in respect of the Shares or ADSs.

        UNITED STATES BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

        Under current temporary regulations, dividends paid on Shares or ADSs to United States holders or non-United States holders through United States or United States-related persons will be subject to a 31% United States backup withholding tax if certain information reporting requirements are not satisfied. In addition, under current temporary regulations, the proceeds of sales of the Shares or ADSs by United States holders or non-United States holders through United States or United States-related brokers would be subject to the 31% United States backup withholding requirements if certain information reporting requirements are not satisfied. In most cases, a United States holder can avoid the imposition of backup withholding tax by reporting his taxpayer identification number to his broker or paying agent on IRS Form W-9. A non-United States holder can avoid the imposition of backup withholding tax by providing a duly completed IRS Form W-8 to his broker or paying agent.

        Any amounts withheld under the backup withholding tax rules from a payment to a holder will be allowed as a refund or a credit against such holder's United States federal income tax, provided that the required information is furnished to the IRS.

ITEM 8.  SELECTED FINANCIAL DATA.

        The selected financial data for the Company as of and for the three years ended December 31, 1994, 1995 and 1996 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements of the Company, including the Notes thereto (the "Consolidated Financial Statements"), included herein. The selected financial data as of and for the periods ended December 31, 1992 and 1993 set forth below are derived from audited consolidated financial statements of the Company not included herein. The Consolidated Financial Statements are prepared and presented in accordance with Hong Kong GAAP. For a discussion of certain differences between Hong Kong GAAP and US GAAP, see Note 21 to the Consolidated Financial Statements.

                           January
                           21, 1992
                           (date of
                         incorporation
                              to                       Year ended December 31,
                           December 31,  -------------------------------------------------
                              1992       1993       1994       1995       1996        1996
                                          (In millions except per share and per ADS data)
STATEMENT OF INCOME DATA
Hong Kong GAAP
  Revenues:
   Leasing of satellite
   transponders to:
     Unaffiliated
     customers..........    HK$ --      HK$ --     HK$ 56.0   HK$197.1   HK$249.5   US$ 32.2
     Related parties....        --          --         13.1       87.7      118.1       15.3
                               ----        ----       -----      -----      -----      -----
  Total Revenues........        --          --         69.1      284.8      367.6       47.5
                               ----        ----       -----      -----      -----      -----
Operating expenses:
  Cost of service.......        --          --         (2.5)     (17.3)     (26.9)      (3.5)
  Depreciation and
  amortization..........        (0.3)       (0.9)     (38.7)    (113.2)    (148.1)    (19.1)
  Selling, general and
  administrative........        (9.6)      (21.7)     (38.1)     (48.9)     (64.1)      (8.3)
                               ------      ------     ------     ------     ------     ------
Total operating expenses        (9.9)      (22.6)     (79.3)     (179.4)    (239.1)    (30.9)
                               ------      ------     ------     ------     -------    ------
Operating income (loss)
  from continuing
  operations............        (9.9)      (22.6)     (10.2)     105.4      128.5       16.6
Other income (expenses):
  Interest income.......         1.5         6.4        8.7       22.5       17.0        2.2
  Interest expense......        --          (1.0)     (12.4)     (43.8)     (52.7)      (6.8)
  Other income..........        --          --         14.1        0.5        6.3        0.8
                               ----        ----       -----      -----      -----      -----
Income (loss) before
  exceptional item and
  discontinued operations       (8.4)      (17.2)       0.2       84.6       99.1       12.8
Income from discontinued
operations..............        --           2.8        1.2       --         --         --
                                                                 ----       ----       ---
Exceptional item(1).....        --          60.9       --        (69.8)      --         --
                               ----        -----      ----       ------     ----       ---
Income before income
taxes...................        (8.4)       46.5        1.4       14.8       99.1       12.8
Provision for income
taxes...................        --          --         --         --        (22.6)      (2.9)
                               ----        ---        ----       ---        ------     ------
Net income (loss).......    HK$ (8.4)   HK$ 46.5   HK$  1.4   HK$ 14.8   HK$ 76.5   US$  9.9
                            =========   ========   ========   ========  =========  =========
Net income (loss) from
  continuing operations
  per share(2)..........                     0.15      --          0.05       0.24       0.03
Net income (loss) form
  continuing operations
  per ADS(2)............                     1.22      --          0.38       1.92       0.25
Weighted average number
  of shares
  outstanding(2)........                   285.4      315.0      315.0      319.0      319.0
US GAAP:
  Net income (loss) from
   continuing operations                    46.4        2.8       16.9       89.3       11.5
  Net income (loss) from
   continuing operations
   per share(2)                              0.16       0.01       0.05       0.28       0.04
  Net income (loss) from
   continuing operations
   per ADS(2)...........                     1.30       0.07       0.43       2.24       0.29
  Weighted average
   number of shares
   outstanding(2).......                   285.4      315.0      315.0      319.0      319.0
BALANCE SHEET DATA:
Hong Kong GAAP:
  Working capital.......    HK$ 60.8    HK$ 65.5   HK$(126.9) HK$(96.4)  HK$174.3   US$ 22.5
  Property, plant and
  equipment.............         2.3        16.7    1,083.7    1,000.7    1,851.5      239.3
  Total assets..........       302.4     1,044.6    2,550.8    2,082.2    3,193.6      412.8
  Long-term debt (less
  current portion)......       307.6       786.2    1,289.4      973.7      692.9       89.6
  Shareholders' equity
  (deficit).............        (7.9)       38.9      581.9      596.7    1,942.5      251.1
US GAAP:
  Total assets..........                 1,044.6    3,523.2    3,027.9    4,124.4      533.1
  Total liabilities.....                 1,001.9    2,935.1    2,422.9    2,160.9      279.3
  Shareholders' equity..                    42.7      588.1      605.0    1,963.5      253.8
OTHER DATA:
Hong Kong GAAP:
  Earnings before
   interest income,
   interest expense,
   other income, income
   taxes, depreciations
   and amortization and
   exceptional items
   ("EBITDA") from
   continuing
   operations(3)........    HK$ (9.6)   HK$(21.7) HK $ 28.5   HK$218.6   HK$276.6   US$ 35.7
  EBITDA margin(4)......        --          --         41.2%      76.7%      75.2%      75.2%
  Capital expenditures(5)   HK$240.3    HK$553.4  HK$1,490.3 HK$1,106.6 HK$1,053.7 US$ 136.2

----------

(1) The exceptional gain for the year ended December 31, 1993 represents compensation received from a third party in connection with the termination of a joint venture agreement between a subsidiary of the Company and the third party for the development of a satellite communications system. The exceptional loss for the year ended December 31, 1995 represented uninsured expenses related to the loss of APSTAR II, the launching of which was unsuccessful. Uninsured expenses comprise legal and other professional fees, interest and certain other expenses.

(2) Per share and per ADS data is derived from the weighted average number of shares outstanding during the applicable period which gives effect to the number of shares outstanding after the Company's restructuring before and in anticipation of the Global Offering, and for the year ended December 31, 1996, after the Global Offering.

(3) EBITDA is computed under Hong Kong GAAP, EBITDA is not intended to represent cash flow for the period nor has it been presented as an alternative to net income as an indicator of operating performance.

(4) EBITDA margin represents EBITDA as a percentage of the Company's revenues.

(5)     Capital expenditures includes capitalized interest.

EXCHANGE RATE

        The exchange rates as of and during the years ended December 31, 1992, 1993, 1994, 1995 and 1996 were as follows:



                            1992        1993       1994        1995       1996
                            ----        ----       ----        ----       ----
                                         (HK$ equivalent to $1)
                         --------------------------------------------------------
          Average (1)      7.7402      7.7357     7.7290      7.7357     7.7345
          High             7.7765      7.7650     7.7530      7.7665     7.7440
          Low              7.7237      7.7230     7.7225      7.7300     7.7310
          End of Period    7.7430      7.7280     7.7375      7.7323     7.7370

----------

(1) Determined by averaging the rates on each day during the relevant period.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

        The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with Hong Kong GAAP, which differs in certain respects from US GAAP. For a summary of material differences between Hong Kong GAAP and US GAAP, see Note 21 of Notes to the Consolidated Financial Statements and "US GAAP Reconciliation" below.

OVERVIEW

        APT's existing satellites, APSTAR I and APSTAR IA, are in geostationary orbit at 138 degrees East and 134 degrees East, respectively, providing commercial service to broadcasting and telecommunications customers in the Asia-Pacific region (virtually all of which is covered by the footprints of both satellites), with particular emphasis on the PRC. APSTAR I was launched from Xichang on July 21, 1994, and began commercial service on September 15, 1994. APSTAR IA was launched, also from Xichang, on July 3, 1996, and commenced commercial service on September 1, 1996. Both satellites are Hughes HS-376 communications satellites and each is equipped with 24 C-band transponders, 20 at 36 MHz and four at 72 MHz.

        APSTAR I's transponders have been effectively fully committed since February 1995. As of December 31, 1996 28.8% of revenues from APSTAR I were derived from PRC customers. The remaining transponders are leased to a variety of international broadcasting companies from the United States, Hong Kong and Taiwan. APSTAR IA's transponders were 67.3% committed as of December 31, 1996.

        APT's transponder lease agreements typically have a term of five years, require the payment of a deposit of one calendar quarter's rental upon signing of the contract, provide for an escalation of service fees during the agreement term according to an agreed schedule, require service fees to be paid quarterly in advance and provide for renewal options. In addition, two of the 36 MHz transponders on APSTAR I have been committed for the life of the satellite. Revenues from the payments for these transponders are recognized on a straight line basis over the warranty period provided to the customers, generally 60 months.

        The Company intends to expand its operations in the Asia-Pacific region by commissioning APSTAR IIR, an SS/Loral FS-1300 communications satellite, currently scheduled for launch in mid-1997, and through future satellite projects, including the DBS Project. See "Business - Operation of the APSTAR System - Future Satellites."

        On January 26, 1995, APSTAR II was destroyed 50 seconds after lift-off. The Company received an insurance payment of approximately HK$1,241.5 million with respect to this incident, but recognized an exceptional loss of HK$69.8 million in its results of operations for the year ended December 31, 1995 relating to the uninsured portion of the project. See "The Company."

        Certain aspects of the business of the Company are subject to governmental regulation, including the coordination of orbital slots under the regulations of the ITU and the licensing of the Company's satellite-related activities in Hong Kong by the Hong Kong government under the Outer Space Order. See "Regulation." Licenses from the Hong Kong government must be obtained to launch or operate a satellite. APT has the benefit of existing licenses covering current and future operation of each of APSTAR I and APSTAR IA. Each of these licenses requires the approval of the Hong Kong government for any transfer of a beneficial interest in the satellite, such as that which will arise in connection with the consummation of the Global Offering. The Company has applied to obtain these approvals. The Company pays annually HK$136,500 in licensing fees to the Hong Kong government as fixed in its licenses. The license application process for APSTAR IIR began in July 1995. Based on its past experience, the Company expects that it will take 10 to 20 months to obtain the license. The Company expects the appropriate licenses to be granted before the launch of APSTAR IIR. Although neither the Joint Declaration nor the Basic Law makes express provision with respect to the Outer Space Order or the regulation of satellite launch and operation or other outer space activities, the Basic Law provides that the laws previously in force in Hong Kong shall be maintained, except for any laws that contravene the Basic Law, and subject to any amendment by the legislature of the Hong Kong SAR.

        The following table sets forth, for the periods indicated, the percentage of revenues from continuing operations represented by certain revenue and expense items in the Company's statements of income.

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                        ------------------------------------
                                                         1994          1995           1996
STATEMENT OF INCOME DATA:
    Revenues...................................          100.0%        100.0%         100.0%
    Operating expenses:
        Cost of service........................            3.6           6.1            7.3
        Depreciation and amortization..........           56.0          39.7           40.3
        Selling, general and administrative....           55.2          17.2           17.4
                                                          ----          ----           ----
    Total operating expenses...................          114.8          63.0           65.0
                                                         -----          ----           ----
    Operating income (loss)....................          (14.8)%        37.0%          35.0%
                                                         ======         ====           ====
    Income before exceptional item and
      discontinued operations..................            0.2%         29.7%          27.0%
    Net income (loss)..........................            0.2%          5.2%          20.8%
OTHER DATA:
    EBITDA.....................................           41.2%         76.7%          75.2%

        APT did not recognize any revenues for satellite transponder leasing until September 15, 1994, the date on which APSTAR I commenced commercial service. Prior to that date, the Company's revenues were attributable to sales of certain electronic products, a business which was discontinued in 1994.

        The Company began to recognize revenues from APSTAR IA on September 1, 1996, and, therefore, none of such revenues is reflected in results of operations for the periods for which information is presented in this offering circular. Further, all relevant costs relating to APSTAR IA have been capitalized during the periods discussed herein, and are therefore also not reflected in results of operations.

        For the years ended December 31, 1994, 1995 and 1996, the Company did not write off any accounts receivable.

RESULTS OF OPERATIONS

        Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

        REVENUES. Revenues for the year ended December 31, 1996 were HK$367.6 million (US$47.5 million), an increase of HK$82.8 million (US$10.7 million), or 29.1%, as compared to revenues of HK$284.8 million for the same period in 1995. This increase was primarily a result of the leasing of additional APSTAR IA transponders. In the year ended December 31, 1996, 76.9% of revenues was related to broadcast services, and 23.1% of such revenues was derived from telecommunications services as opposed to 78.0% and 22.0%, respectively, for the year ended December 31, 1995.

        OPERATING EXPENSES. Operating expenses were HK$239.1 million (US$30.9 million) for the year ended December 31, 1996, an increase of HK$59.7 million (US$7.7 million), or 35.5%, as compared to the year ended December 31, 1995. This increase was primarily a result of a HK$8.9 million (US$1.1 million) item included in cost of service relating to increase in-orbit insurance costs for APSTAR I in 1996. In 1995, the Company obtained in-orbit insurance for APSTAR I (for the first time, after expiration of the initial launch and in-orbit insurance package) later in the year than in 1996, effectively reducing the premium attributable to the year ended December 31, 1995. Operating expenses as a percentage of revenues were 65.0% in the year ended December 31, 1996, as compared to 63.0% in 1995.

        The Company capitalizes all costs that are directly attributable to a satellite incurred during the period prior to the commissioning of such satellite (including insurance and financing costs). With respect to APSTAR II, after the loss of the satellite, the aggregate satellite project progress payments of HK$1,311.3 million was offset in part by the insurance payment received by the Company in March 1995 (HK$1,241.5 million). The balance, reflecting the uninsured portion of the loss (HK$69.8 million), was written off as an exceptional item in the Company's 1995 results of operations. Similarly, operating costs directly incurred for APSTAR IIR and the DBS Project satellites prior to their commissioning will be capitalized and amortized as described above.

        EBITDA. EBITDA for the year ended December 31, 1996 was HK$276.6 million (US$35.7 million), an increase of HK$58.0 million, (US$7.5 million) or 26.5% as compared to the year ended December 31, 1995. EBITDA was equal to 75.2% of revenues for the year ended December 31, 1996, as compared to 76.7% for 1995. Such decrease was due to the factors discussed above. EBITDA is not a recognized US GAAP or Hong Kong GAAP measurement.

        DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the year ended December 31, 1996 was HK$148.1 million (US$19.1 million), essentially flat as compared to depreciation and amortization of HK$113.2 million for the year ended December 31, 1995. Both periods reflected amortization of APSTAR I, and neither included amortization of APSTAR IA, as amortization of APSTAR I commenced on September 15, 1994, and amortization of APSTAR IA did not commence until September 1, 1996.

        OPERATING INCOME. Operating income was HK$128.5 million (US$16.6 million) for the year ended December 31, 1996, an increase of HK$23.1 million (US$3.0 million), or 22.0%, as compared to the year ended December 31, 1995. Such increase was due to the factors discussed above.

        OTHER INCOME AND EXPENSES. Net interest expense was HK$35.7 million (US$4.6 million) in the year ended December 31, 1996, an increase of HK$14.4 million (US$1.9 million), or 67.6%, as compared to the year ended December 31, 1995, largely as a result of increases in interest expenses, which related to the commencement of repayments under the APSTAR IA Loan Agreement (as defined herein), exceeding decreases in interest income. Aggregate non-operating items resulted in an expense of HK$29.4 million (US$3.8 million) in the year ended December 31, 1996, an increase of HK$8.6 million (US$1.1 million), or 41.3%, as compared to the year ended December 31, 1995.

        PROVISION FOR INCOME TAXES. Provision for income taxes was HK$22.6 million (US$2.9 million) in the year ended December 31, 1996, an increase of HK$22.6 million as compared to the year ended December 31, 1995 when taxable income was fully offset at year-end by tax loss carryforwards.

        NET INCOME. Net income for the year ended December 31, 1996 was HK$76.5 million (US$9.9 million), an increase of HK$61.7 million (US$8.0 million), as compared to the year ended December 31, 1995. This increase was primarily attributable to an exceptional loss in 1995 of HK$69.8 million relating to the uninsured portion of the loss from the destruction of APSTAR II shortly after its lift-off.

        Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

        REVENUES. Revenues were HK$284.8 million in 1995, an increase of HK$215.7 million, as compared to revenues from continuing operations of HK$69.1 million in 1994. This increase was primarily as a result of the commissioning to service of APSTAR I on September 15, 1994. 78.0% of transponder leasing revenues (HK$222.1 million) related to broadcasting services and 22.0% (HK$62.7 million) to telecommunications services in 1995, as compared to 86.5% (HK$59.8 million) and 13.5% (HK$9.3 million), respectively, in 1994.

        OPERATING EXPENSES. Operating expenses were HK$179.4 million for 1995, an increase of HK$100.1 million as compared to operating expenses from continuing operations of HK$79.3 million in 1994. The increase was attributable to increases in cost of service (HK$14.8 million), depreciation and amortization (HK$74.5 million) and selling, general and administrative expenses (HK$10.8 million), all relating to the maturing of the Company's business and operations after the commissioning of APSTAR I in September 1994. Operating expenses as a percentage of transponder leasing revenues were 63.0% in 1995, as compared to 114.8% in 1994. In 1994, the Company had expenses related to discontinued operations of HK$16.7 million.

        EBITDA. EBITDA was HK$218.6 million in 1995, an increase of HK$190.1 million as compared to EBITDA from continuing operations in 1994 of HK$28.5 million. EBITDA was equal to 76.7% of revenues in 1995, as compared to EBITDA from continuing operations equal to 41.2% of revenues and the decrease in selling, general administrative expenses as a percentage of revenues (17.2% in 1995, as compared to 55.2% in 1994), notwithstanding the actual increase in such expenses from year to year (HK$48.9 million in 1995, as compared to HK$38.1 million in 1994). EBITDA is not a recognized US GAAP or Hong Kong GAAP measurement.

        DEPRECIATION AND AMORTIZATION. Depreciation and amortization was HK$113.2 million in 1995, an increase of HK$74.5 million as compared to depreciation and amortization related to continuing operations in 1994, attributable to the full year of amortization of APSTAR I in 1995, rather than four months, as in 1994.

        OPERATING INCOME (LOSS). Operating income was HK$105.4 million in 1995, an increase of HK$115.6 million as compared to the operating loss from continuing operations of HK$10.2 million in 1994. This change was attributable to the inclusion of a full year's satellite transponder rental payments in 1995, as opposed to the initial start-up and partial year's revenues from the same source in 1994. Operating income from discontinued operations was HK$1.2 million in 1994.

        OTHER INCOME AND EXPENSES. Net interest expense was HK$21.3 million for 1995, an increase of HK$17.6 million as compared to net interest expenses from continuing operations in 1994. The increase was primarily related to the cessation of capitalization of interest relating to the financing of APSTAR I after the satellite commenced commercial operations on September 15, 1994. The Company had an aggregate non-operating expense of HK$20.8 million in 1995, as compared to a non-operating income of HK$10.4 million from continuing operations in 1994, which was largely attributable to HK$13.7 million of non-operating income in 1994 relating to compensation received upon cancellation of transponder rental agreements by two customers which opted not to utilize transponders on APSTAR I after the satellite commenced operations.

        INCOME TAXES. No Hong Kong profits tax was paid by the Company in 1995 and 1994. See Note 13 of Notes to the Consolidate Financial Statements.

        NET INCOME. Net income was HK$14.8 million in 1995, an increase of HK$14.6 million as compared to net income from continuing operations of HK$0.2 million in 1994. The increase was primarily as result of the increases in revenues and operating income following the commencement of commercial service by APSTAR I in September 1994.

LIQUIDITY AND CAPITAL RESOURCES

        Net cash provided by operating activities amount to HK$266.4 million (US$34.4 million) in the year ended December 31, 1996, and HK$131.4 million in the year ended December 31, 1995. Net cash provided by operating activities substantially exceeded net operating income in both periods as a result of a number of factors, most prominent of which was depreciation and amortization. Net cash provided by operating activities was HK$293.8 million in 1994.

        At December 31, 1996, APT had working capital of HK$174.3 million (US$22.5 million) and cash and cash equivalents of HK$313.5 million (US$40.5 million). Working capital increased by HK$270.7 million (US$35.0 million) between December 31, 1995 and December 31, 1996, primarily as a result of increases in prepayments, deposits and other receivables of HK$13.1 million (US$1.7 million) and tax payable of HK$22.6 million (US$2.9 million), and decreases in accounts payable and accrued expenses of HK$13.8 million (US$1.8 million) and rental received in advance of HK$11.7 million (US$1.5 million).

        Net cash used in investing activities was HK$1,053.7 million (US$136.2 million) in the year ended December 31, 1996. Of this amount, HK$1,040.2 million (US$134.4 million) was attributable to increases in satellite project progress payments on APSTAR IA and APSTAR IIR. In 1995, APT had net cash provided by investing activities of HK$134.8 million, attributable mainly to a HK$1,241.5 million receipt of insurance compensation relating to the loss of APSTAR II shortly after its launch. Satellite project progress payments for the year aggregated HK$1,100.0 million. Net cash used in investing activities was HK$1,428.3 million in 1994.

        Net cash provided by financing activities was HK$1,000.8 million (US$129.3 million) in the year ended December 31, 1996, including a HK$1,217.2 million (US$157.3 million) increase in secured syndicated bank loans. Financing activities in 1995 resulted in net cash used of HK$387.8 million, resulting mainly from reductions in secured syndicated bank loans of HK$906.0 million. Net cash provided by financing activities was HK$1,265.2 million in 1994.

        The Company's principal sources of capital for the construction and launch of its satellites, the construction of related facilities and necessary working capital have been (i) equity provided by the Principal Shareholders,
(ii) a US$75.0 million term loan facility specifically relating to APSTAR I,
(iii) a US$232.0 million term loan facility supporting costs related to APSTAR IA and APSTAR IIR, (iv) a lease financing with respect to APSTAR I, pursuant to which the Company received a lump sum payment of HK$85.0 million, (v) loans to the Company from the Principal Shareholders in an aggregate amount of U$35.0 million and (vi) cash flow from operations.

        APT's principal use of capital in the last several years has been (and will for the foreseeable future be) capital expenditures related to the construction and launch of its satellites. The Company's business is capital-intensive, requiring substantial capital outlays before any given satellite is commissioned to commercial service and can begin providing a return on capital.

        The Company makes periodic satellite project progress payment relating to construction of satellites, launching and related services, insurance costs and finance costs on amounts borrowed to finance such expenses. Upon the commencement of commercial service of an APT satellite, satellite project progress payments relating to the satellite are transferred in full to property, plant and equipment. As of December 31, 1996, satellite project progress payments with respect to APSTAR IA (since transferred to property, plant and equipment on September 1, 1996) were HK$989.2 million (US$127.9 million), and, with respect to APSTAR IIR, were HK$947.4 million (US$122.5 million), and property, plant and equipment were HK$1,851.6 million (US$239.3 million), HK$785.9 million (US$101.6 million) of which related to APSTAR I.

        In addition to relying on its historical sources of financing, the Company used a portion of the net proceeds of its Global Offering to finance further capital expenditures relating to satellite construction and launch.

        With the successful launch and entry into commercial service of APSTAR IA in 1996, APT's investment focus is now centered on APSTAR IIR, currently anticipated to be launched in mid-1997. See "Business - Operation of the APSTAR System - APSTAR IIR." The total estimated cost for the construction and launch of APSTAR IIR, including launch insurance, ground facilities, related expenses and capitalized interest, is approximately US$216.5 million, of which approximately US$95.7 million had been expended at December 31, 1996. APT has entered into contracts with SS/Loral and Great Wall in connection with the construction and launch of APSTAR IIR. The Company has not entered into any such contracts with respect to any of its future satellite projects. The total estimated cost of future satellite projects is more likely to be subject to substantial change than that of APSTAR IIR. In all of its contracts for capital expenditures, the Company may incur additional costs due to cost overruns, delays or other unanticipated expenses. If additional costs are incurred in connection with any future projects, the Company may need to obtain additional financing, unless its cash flow from operations is sufficient for such financing. Currently, the Company plans to finance its future capital expenditures through additional bank borrowings, cash flow from operations and from a portion of the net proceeds of its Global Offering. There can be no assurance that necessary financing will be available or that, if available, it will be available on terms favorable to the Company.

OTHER

        Exchange Rates

               Substantially all of APT's historical revenues from transponder leasing, premiums for satellite launch and in-orbit insurance coverage, debt service and capital expenditures have been denominated in US Dollars. The remaining revenues and expenses have been primarily denominated in Hong Kong Dollars, which are fully convertible into US Dollars, and the exchange rates for that currency against the US Dollar have been pegged since 1983. As the exchange rate between the Hong Kong Dollar and the US Dollar has been pegged, the Company does not engage in or plan to engage in hedging activities to offset risks of exchange rate fluctuations. There can be no assurance that the exchange rates will remain stabilized in the future. See "Exchange Rate Information." At December 31, 1996, all of the Company's material contracts and obligations were denominated in US Dollars.

        Inflation

        Inflation has not materially affected the Company's operations during its operating history.

        Taxation

        The Company's profits for the year ended December 31, 1996 which is deemed to be Hong Kong-sourced is subject to Hong Kong profits tax, which is currently charged at the rate of 16.5% each year. Offshore interest income derived by the Company is not subject to Hong Kong profits tax.

        A subsidiary of the Company in the United States has been subject to United States income tax. The Company does not expect this subsidiary to pay a material amount of United States income tax for the foreseeable future.

        US GAAP Reconciliation

        The Company's financial statements are prepared in accordance with Hong Kong GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of the Company's net income and shareholders' equity in accordance with Hong Kong GAAP and US GAAP.

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                 ---------------------------------------------
                                                    1993       1994        1995       1996
                                                                 (In millions)
Net income (loss) for continuing operations
  as reported under:
    Hong Kong GAAP.............................    HK$43.7      HK$0.2    HK$14.8     HK$76.5
    US GAAP....................................       46.4         2.8       16.9        89.3
Shareholders' equity as reported under:
    Hong Kong GAAP.............................       38.9       581.9      596.7     1,942.5
    US GAAP....................................       42.7       588.1      605.0     1,963.5

        Note 21 of Notes to the Consolidated Financial Statements provides a description of the principal differences between Hong Kong GAAP and US GAAP as they relate to the Company, and a reconciliation to US GAAP of certain items, including net income and shareholders' equity. Differences between Hong Kong GAAP and US GAAP that have a material effect on the Company's net income and shareholders' equity as reported under Hong Kong GAAP relate to recognition of revenue, investment properties and deferred taxation, and are briefly summarized below.

        Certain of the Company's transponder lease agreements for transponder capacity contain pre-determined escalations over the term of the agreement. Under Hong Kong GAAP, the Company recognizes revenue on an accrual basis under the contract terms. Under US GAAP, revenue under these agreements would be recognized on a straight-line basis over the term of the agreement.

        Under Hong Kong GAAP, interest on loans, including the related costs of raising the loans, incurred specifically to finance construction of satellites is capitalized as part of the satellite costs until the satellite commences commercial operations. Under US GAAP, the interest capitalized is computed by applying an average borrowing rate to the total amount of qualifying assets under construction, not to exceed total interest costs incurred, and the related costs of raising the loans are deferred and amortized over the life of the loans. The application of US GAAP would not have a significant effect for the periods presented.

        Under Hong Kong GAAP, investment properties are stated at cost and are not depreciated. Under HS GAAP, such investment properties would also be stated at cost, but will have to be depreciated over the lease term.

        Under Hong Kong GAAP, deferred taxation is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallize in the foreseeable future. A deferred tax asset is not recognized until its realization is assured beyond reasonable doubt.

        Under US GAAP, the tax effects of both taxable and deductible temporary differences are recognized as deferred tax liabilities and assets, respectively. A valuation allowance is recorded to the extent it is considered more likely than not that the deferred tax assets will not be realized.

        Additionally, under US GAAP, the outstanding lease obligations to the Partnership (as defined herein) would not be offset with a matching offshore deposit which is being held by a subsidiary company. As a result, current assets and liabilities would increase by HK$30.6 million and HK$34.6 million as of December 31, 1995 and 1996, respectively, and long-term assets and liabilities would increase by HK$901.8 million and HK$870.9 million at December 31, 1995 and 1996, respectively.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

        All of the Company's current executive officers were originally seconded from affiliates of the Principal Shareholders, principally affiliates of ChinaSat, CLTC, China Aerospace and Chia Tai. A majority of APT's technical and engineering staff employed at the satellite control center in Tai Po were seconded from affiliates of CLTC, MPT and China Aerospace and became employees of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

        The directors and executive officers of APT Holdings are set forth below.

                                                                                   DATE
                                                                                   FIRST
                                                                                   ELECTED
                                                                                   OR
               NAME                   AGE                 POSITION                 APPOINTED
               ----                   ---                 --------                 ---------
EXECUTIVE DIRECTORS
He Ke Rang......................      61            Vice-Chairman and President       1992
Chen Ji Bin.....................      62            Director and Vice-President       1992
Qin Shen........................      54            Director and Vice-President       1992

NON-EXECUTIVE DIRECTORS
Xie Gao Jue.....................      64            Chairman                          1992
Li Bao Ming.....................      57            Vice-Chairman                     1992
Ngai Man........................      51            Vice-Chairman                     1992
Wong Hung Khim..................      58            Director                          1993
Hsu Chih Chang..................      38            Director                          1996
Hou Zheng.......................      59            Director                          1993
Chatchaval Jiravanon............      34            Director                          1996
Zhu You Jun.....................      61            Director                          1996
Lim Toon........................      53            Director                          1993
Lee Hsiang Wei..................      37            Director                          1993
Wong Kit Ming...................      52            Director                          1997
Ho Siaw Hong....................      47            Alternate to Lim Toon and         1993
                                                    Wong Hung Khim

INDEPENDENT NON-EXECUTIVE DIRECTORS
Li Kwok Wing, Meocre............      42            Director                          1996
Yuen Pak Yiu, Philip............      61            Director                          1996

EXECUTIVE OFFICERS
Leng Yi Shun....................      59            Vice-President                    1992
Kung Yip Cheung.................      45            Vice-President                    1994

                                                                                   DATE
                                                                                   FIRST
                                                                                   ELECTED
                                                                                   OR
               NAME                   AGE                 POSITION                 APPOINTED
               ----                   ---                 --------                 ---------
Bao Miao Qin....................      57            Chief Engineer                    1992
Ang Teck Leng...................      41            Financial Controller              1994
Lo Kin Hang, Brian..............      40            Company Secretary                 1996

EXECUTIVE DIRECTORS

        MR. HE KE RANG, aged 61, appointed as the Vice Chairman and President of the Company in October 1996 and has been the Vice Chairman and President of APT Satellite Company Limited ("APT"), a wholly-owned subsidiary of the Company, since June 1992. Mr. He is responsible for the overall daily management and operation of the Group. He graduated with a Master's Degree in Engineering from Kharkov Polytechnical Institute of the then USSR. From 1959 to 1961 he served in the Changchun Research Institute of Optics and Mechanics of the China Academy of Science. In 1961, he joined the PRC Ministry of Aerospace Industry (presently known as China Aerospace Corporation ("China Aerospace")). He later headed the Ministry's Research Institute of Mechanics and Environment which was responsible for the development of launch vehicle technology. From 1984 to 1992, he was the Deputy Director of China Academy of Launch Vehicle Technology of China Aerospace. During this period, he participated in the development and management of the Long March series of launch vehicles and other launch vehicles. The PRC government commended him in 1990 as a specialist who has contributed to the PRC. He currently serves as a Visiting Professor at the Harbin Institute of Technology.

        MR. CHEN JI BIN, aged 62, appointed as Director and Vice President of the Company in October 1996 and has been a Director and Vice President of APT since June 1992. Mr. Chen is responsible for the management of the APSTAR System. He graduated from the Radar Department of the PRC Institute of Military Telecommunication Engineering. From 1953 to 1970, he conducted radar research as the Deputy Chief Designer and Chief Designer in the Ministry of Communications and Ministry of Weapons. From 1970 to 1985, he was the Head of Design and Director of the Office of Satellite Communication System Engineering in the PRC Ministry of Electronics Industry. From 1985 to 1992, he was the Chief Engineer and Vice President of China Telecommunications Broadcast Satellite Corporation ("ChinaSat"). He has over 30 years' experience in telecommunications and satellite applications and control. He was accredited as a Senior Engineer and Research Fellow in 1980 and 1986 respectively, and was awarded the National Science and Technology Advancement Award (First Grade) in 1985. He has co-edited several technological publications on topics such as radar, microwave, satellite television receiving systems and satellite telecommunications.

        MR. QIN SHEN, aged 54, appointed as Director and Vice President of the Company in October 1996 and has been a Director of APT since August 1996 and Vice President since June 1992. He graduated from Department of Electrical Instrumentation Measurement Technology of the Harbin Institute of Technology in 1965. Prior to joining the Group, he was the Co-Chief Designer of China Xichang Satellite Launch Mission Command Control Centre, the Leader of the PRC Ministerial Level Professional Planning Group of the Seventh Five-Year Economic Plan of the PRC and the Deputy General Manager of the Development Department of China Satellite Launch & Tracking Control General ("CLTC"). He has been granted several State and Ministerial Level Research Awards. He has over 25 years' experience in satellite telemetry, control and telecommunication system design. He is a Senior Engineer and currently a Visiting Professor at the Harbin Institute of Technology.

NON-EXECUTIVE DIRECTORS

        MR. XIE GAO JUE, aged 64, appointed as the Chairman of the Company in October 1996 and has been the Chairman of APT since June 1992. Mr. Xie graduated from the Beijing Institute of Posts and Telecommunications in 1956 and further obtained a postgraduate degree in 1958. He has worked in the fields of telecommunication and telemetry and control systems, serving as the Supervisor of a research laboratory, and later the Senior Engineer, Chief Engineer, and the Head of a PRC Ministry of Electronic Industry research institute. In 1982 he was appointed as the Department Director of Science and Technology of the PRC Ministry of Electronic Industry and subsequently was promoted to the Vice-Minister of the same Ministry in 1984. In 1988, he was appointed as the Vice-Minister of the Ministry of Posts and Telecommunications of the PRC. He has also served as Chairman of the China

Management Association of Posts and Telecommunications Enterprises since 1991 and Vice President of the Chinese Institute of Electronics since 1988.

        MR. LI BAO MING; aged 57, appointed as the Vice Chairman of the Company in October 1996 and has been the Vice Chairman of APT since June 1992. He graduated from the University of Aeronautics and Astronautics and the Harbin Institute of Military Engineering. He has many years of experience in launches of various types of satellites. He was also the Division Manager of the Technology Division and Planning Division of Jiuquan Satellite Launch Centre and the Deputy Head of CLTC.

        MR. NGAI MAN, (also known as Montree Navikapol) aged 51, appointed as the Vice Chairman of the Company in October 1996 and has been the Vice Chairman of APT since June 1992. He is a Director of Orient Telecom & Technology Holdings Ltd. and Orient Telecom & Technology (China) Ltd. He joined the Charoen Pokphand Group in 1988 and has extensive experience in telecommunications projects and other investments in southeast Asia.

        MR. WONG HUNG KHIM, aged 58, appointed as Director of the Company in October 1996 and has been a Director of APT since February 1993. He graduated from the University of Singapore with Honours in Physics and attended the Advanced Management Programme at Harvard Business School. He spent two years in teaching before joining the Administrative Service of Singapore in 1966. He began his service in the then Ministry of Social Affairs ("MSA") and later became the Deputy Secretary of the Ministry of Labour. In 1974, he served first as a General Manager and then Executive Director of Singapore Bus Service Ltd. In 1979, he became the General Manager of the Port of Singapore Authority. In 1984, he became the Permanent Secretary of the MSA, which subsequently became the Ministry of Community Development. In 1987, he became head of the Telecommunication Authority of Singapore and oversaw its privatisation into Singapore Telecommunications Limited ("Singapore Telecom") in October 1993. In recognition of his services, Mr. Wong was awarded a Public Administration Meritorious Services Medal in 1992. Mr. Wong is currently the Group Chairman of Singapore Bus Service (1978) Ltd., Chairman of Jurong Town Corporation and Deputy Chairman of Singapore Telecom.

        MR. HSU CHIH CHANG, aged 38, appointed as Director of the Company in October 1996 and has been a Director of APT since September 1996. Mr. Hsu graduated with a Master's degree in Business Administration from National Taiwan University in 1983 and a Doctoral Degree in Managerial Economics and Decision Sciences from Northwestern University in 1989. Mr. Hsu was a part-time Associate Professor in the Department of Financial Administration, National Chengchi University, Taiwan in 1989. From 1989 to 1991, Mr. Hsu served as a Special Assistant to the President of the Ruentex Industries Ltd. From 1991 to 1995, he was the General Auditor of the Ruentex Industries Ltd. Mr. Hsu is now a Special Assistant to the Chief Executive Officer of the Ruentex Group (Ruentex Construction & Development Company Limited and its affiliates), a Managing Director of the China Development Corporation and an Associate Director of the Yin Shu Tien Memorial Hospital Shu-Tien Urology & Ophthalmology Clinic in Taiwan.

        MR. HOU ZHENG, aged 59, appointed as Director of the Company in October 1996 and has been a Director of APT since June 1993. From 1954 to 1956, he studied at the Harbin Institute of Technology. He graduated with a Master's Degree in Engineering from Leningrad Engineering Institute in 1961. During the years between 1961 and 1985, he taught at Qinghua University after which he served as a senior designer of the then Ministry of Aerospace Industry. In 1992, he was commended as an Overseas Fellow of the Russian Engineering Academy (St. Petersburg).

        MR. CHATCHAVAL JIARAVANON, aged 34, appointed as Director of the Company in October 1996 and has been a Director of APT since July 1996. He graduated from the University of Southern California in 1984. He is concurrently an Executive Vice President of Telecom Holding Co. Ltd., a Director of TelecomAsia, Metro Machinery Co. Ltd., the Thai Chamber of Commerce, the Federation of Thai Industries, and of Thailand Management Association as well as Executive Director of Radiophone Co. Ltd. and a Vice- President of Thai Kodama Co. Ltd.

        MR. ZHU YOU JUN, aged 61, appointed as Director of the Company in October 1996 and has been a Director of APT since February 1996. He graduated from Fu Dan University. He was the Director of the USA Branch of the China News Service, and has been a Deputy Director and Director of the China News Service. He is also Vice Chairman of both China Travel Service (Holdings) Hong Kong Ltd., Chinese Goods Centre Ltd., Chairman of China Travel Air Service Co., Ltd. and a Director of Cathay Pacific Airways Ltd.

        MR. LIM TOON, aged 53, appointed as Director of the Company in October 1996 and has been a Director of APT since February 1993. Mr. Lim graduated in Engineering from University of Canterbury in New Zealand in 1966 and obtained a Postgraduate Diploma in Business Administration from the University of Singapore in 1975. He attended the Advanced Management Programme at Harvard Business School in 1992. He has been an Executive Vice-President for International Service of Singapore Telecom since April 1994 and has worked for Singapore Telecom since 1970, serving as a Vice-President of engineering, radio services, traffic operations, personnel training and information systems departments. He became the Executive Vice President for Network Services in 1989. Mr. Lim was awarded the Efficiency Medal in 1978 and the Public Administration Medal (Gold) in 1991 by the Singapore government. He is presently a Director in a number of overseas companies.

        MR. LEE HSIANG WEI, aged 37, appointed as Director of the Company in October 1996 and has been a Director of APT since June 1993. He is presently the Chairman of Kwang Hua Securities Investment and Trust Co., Ltd. Mr. Lee graduated in 1982 with a Bachelor of Science Degree from the National Taiwan University. He later attained his Master's Degree in Business Administration from Duke University. He joined Ruentex Industries Ltd. as a marketing manager in 1987 and was promoted to Vice-President in 1989. Since 1991, Mr. Lee has been a Director of Kwang Hua Securities Investment & Trust Co., Ltd. and is an executive committee member of that company. Mr. Lee is also a President in Ruentex International Holdings Ltd. which sponsors the Ruentex Group's offshore investment activities. He also holds directorships of AETNA Life Insurance Corporation of America and Shanghai International Asset Management (H.K.) Co. Ltd.

        MR. WONG KIT MING, aged 52, appointed as Director of the Company in April 1997. He is presently the Chairman of Fine Source Investments Limited and In System Investment Limited, and a Director of China Travel Fok Tai (Macau) Limited and Safemerge Limited.

        MR. HO SIAW HONG, aged 47, appointed as the Alternate Director to Mr. T. Lim and Mr. H. K. Wong in October 1996. Mr. Ho graduated from the University of Singapore with a Bachelor of Engineering (Electrical & Electronics) Degree in 1972. He has been employed with Singapore Telecom since August 1972 and has been the Senior Director in charge of the Satellite Business Development Division since July 1996. Prior to July 1996, he was the Division Manager of the same division. From July 1991 to August 1993, he served as the Project Manager of the Satellite System II Unit at Singapore Telecom. From March 1993 to March 1994, he was a Director of American Mobile Satellite Corporation of the United States.

INDEPENDENT NON-EXECUTIVE DIRECTORS

        MR. LI KWOK WING, Meocre, aged 42, appointed as an Independent Non-executive Director of the Company in October 1996. He is the Chief Executive of NatWest Markets Corporate Finance Asia Limited, and prior to that was the managing partner of Arthur Anderson & Co.'s Hong Kong and China operations. Mr. Li received a Bachelor of Commerce Degree, with distinction, and the Financial Executive Institute Silver Medal from the University of Alberta, Canada. In 1988, Mr. Li completed the Program for Management Development offered by the Harvard University Graduate School of Business Administration. Mr. Li is a member of the Hong Kong Society of Accountants and of the Chartered Association of Certified Accountants, United Kingdom.

        MR. YUEN PAK YIU, Philip, aged 61, appointed as an Independent Non-executive Director of the Company in October 1996. He graduated from Law School in England in 1961 and commenced the practice of law in Hong Kong in 1962. In 1965, he established his solicitors' firm, Yung, Yu, Yuen & Co. and now is the principal partner in the firm. Mr. Yuen has over 30 years' experience in the legal field and has been a Director of a number of listed companies including Henderson Investment Limited, Henderson China Holdings Limited, Melbourne Enterprises Limited, Cheerful Holdings Limited, Tsingtao Brewery Company Limited, Guangzhou Shipyard International Company Limited and Oriental Metals (Holdings) Company Limited. He is a Director of the China Appointed Attesting Officers Association in Hong Kong, a Standing Committee Member of the China Chamber of Commerce of Hong Kong, a Member of the National Committee of Chinese Peoples' Political Consultative Conference, an Arbitrator at the China International Economic & Trade Arbitration Commission and an Adviser of Hong Kong Affairs to the PRC government.

SENIOR MANAGEMENT

        MR. LENG YI SHUN, aged 59, has been a Vice President for Finance of the Group since July 1994. Mr. Leng is responsible for the corporate finance division of the Group. He graduated from the Department of Electrical Engineering of the Harbin Institute of Technology in 1960. Upon graduation, he lectured in the Harbin Institute of Technology for two years. From 1962 to 1990, he served in the China Academy of Launch Vehicle Technology ("CALT"). His research topics, among others, included the power and reliability of guided missiles and rockets, and terrain environmental tests. He was accredited as an Engineering Research Fellow in 1993. From 1984 to 1990, he was the Supervisor of the Beijing Centre of New Dynamic Equipment and Facilities for Reliability and Environment Research of Rockets and Guided Missiles and the General Manager of a corporation which was principally engaged in the production and operation of dynamic equipment and facilities. From 1990 to 1992, he was the Chief Engineer of the Department of Civil Products, CALT and the Deputy General Manager of Beijing Wan Yuan Industry Corporation. He has over 30 years' experience in launch vehicles research and over 20 years' experience in corporation management.

        DR. KUNG YIP CHEUNG, aged 45, has been a Vice President for Marketing and External Affairs of the Group since June 1994. Prior to joining the Group, Dr. Cheung was the President of Longtime (USA) Co. Ltd., a New York firm specialising in US-China investment and trade. A native of Hong Kong, Dr. Cheung received his undergraduate education at The Chinese University of Hong Kong. He continued his postgraduate training in London and earned his M.Sc. in Electrochemical Technology and Ph.D. in Materials Science from the City University and Imperial College of Science and Technology, University of London, respectively. From 1979 to 1987, Dr. Cheung pursued his technical career in the US; first as a research fellow at University of Pennsylvania; then in the research and development department with Allied Corporation (currently Allied-Signal Corporation); followed by Du Pont Company where his main duties were research and development and marketing support in the Electronic Materials Division. Dr. Cheung has also taken management and marketing courses given by companies and US educational institutions, and most recently he completed the executive program in International Strategy at Columbia University.

        PROFESSOR BAO MIAO QIN, aged 57, has been the Chief Engineer of the Group since June 1992. Professor Bao is responsible for the technical aspects of the development and operation of the APSTAR System and the related insurance programs. He has over 30 years' experience in systems engineering and space technology. He graduated from the Beijing Aeronautical Institute in 1963. Before joining the Group, he was the Director of Systems Engineering and Research Division of the Chinese Academy of Space Technology ("CAST"). Upon graduation, he spent his first three years in the space industry in the design of sub-orbital sounding rockets. Since 1968, he worked on several space projects for CAST, which included an important feasibility study of manned spacecraft, scientific satellite system engineering and research on the orbit and attitude dynamics of communications satellites. From 1974, he directed the system engineering of China's first communications satellite. In 1984, he joined ChinaSat as a System Engineering Consultant for broadcasting satellites and worked for two years. Professor Bao also spent more than one year in the United Kingdom and served as a Research Professor at the British National Space Centre before he took the post of Director of System Engineering Division at CAST in 1989.

        MR. ANG TECK LENG, aged 41, has been the Financial Controller of the Group since August 1994. He holds a Master's Degree in International Management from University of South Australia. He is a certified public accountant of the Institute of Certified Public Accountants of Singapore. After graduating from Nanyang University of Singapore with a degree of Commerce (Accountancy) in 1980, he practised accountancy by working in various companies in Singapore, Indonesia and the PRC. Before joining the Group, he was an Assistant Vice-President of Chia Tai International Telecommunication Co. Ltd., a subsidiary of Telecom Holdings Co. Ltd. which is a member of the Charoen Pokphand Group, which he joined in September 1989. He has over 16 years of financial and accounting experience in industry ranging from manufacturing, shipping, construction and telecommunications.

        MR. LO KIN HANG, BRIAN, aged 40, is the Company Secretary of the Company. Mr. Lo joined the Group in September 1996. He graduated with an Associateship in Production and Industrial Engineering and an M.Sc. degree in Information Technology from Hong Kong Polytechnic University, and a MBA Degree from the University of Wales, UK. He has attained several professional qualifications including Chartered Engineer, Member of the Institute of Electrical Engineers, and is a Fellow of the Institute of Chartered Secretaries and Administrators in the

United Kingdom and a Fellow of the Hong Kong Institute of Company Secretaries. Prior to joining the Group, he was a Director and senior management executive responsible for financial and investment management and the company secretary of a publicly listed company in Hong Kong. He has over 13 years' experience in corporate and project management including telecommunications projects.

SERVICE AGREEMENTS

        In November 1996 the Company entered into service agreements with He Ke Rang, Chen Ji Bin and Qin Shen (the "Contracted Directors"). The initial terms of the service agreements are, in the case of He Ke Rang, three years, and, in the case of Chen Ji Bin and Qin Shen, two years. All of the service agreements commenced December 1, 1996 and will continue until terminated by either party giving to the other not less than three months' notice expiring on or after the relevant initial term. Each of the Contracted Directors will be entitled to a basic salary payable monthly in arrears by the Company, with such basic salary subject to annual review by the Company's board of directors. In addition, each of the Contracted Directors will be entitled to receive an annual discretionary bonus of such amount as shall be determined by the board of directors provided that the amount of discretionary bonus payable to each of the Contracted Directors by the Company in respect of any financial year shall not exceed an agreed percentage of the audited consolidated net income after taxation and minority interests but before extraordinary items of the Company for the relevant financial year. Each of the Contracted Directors will be provided with housing subject to an agreed maximum amount, which maximum amount may be revised from time to time by the board of directors. Each of the Contracted Directors will also be entitled to receive certain other benefits such as the use of an automobile, the provision of club memberships and medical and life insurance, and to participate in the Company's retirement scheme and any share option scheme for its employees.

ITEM 11.  COMPENSATION OF DIRECTORS.

        The aggregate compensation paid by the Company to directors for the year ended December 31, 1996 was approximately HK$1.2 million which included HK$18,000 for pensions for its directors.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

        In December 1996 the Company adopted a share option scheme (the "Share Option Scheme"). Under the terms of the Share Option Scheme, the directors of the Company may from time to time within 10 years invite full-time employees, including executive directors and officers, of the Company or any of its subsidiaries, to apply for options to subscribe for shares of Common Stock.

        The maximum number of shares of Common Stock over which options may be granted under the Share Option Scheme may not, when aggregated with any shares subject to any other scheme involving the issue or grant of options over shares or other securities by the Company, or for the benefit of directors, executives or employees, exceed 10% of the issued share capital of the Company from time to time (excluding those shares which have been issued pursuant to the exercise of options under the Share Option Scheme). The number of shares over which an option may be granted to any one person at any time is limited such that the total number of shares issued or issuable under all options granted to such person (whether exercised or not) upon such grant being made shall not exceed 25% of the total number of shares for the time being issued and issuable under the Share Option Scheme.

        The consideration for each option granted and the price for a share of Common Stock payable by a participant upon the exercise of any option granted under the Share Option Scheme will be determined by the directors of the Company in their discretion, except that such price may not be less than the par value of the share nor at a discount of more than 20% below the average closing price of the shares on the Hong Kong Stock Exchange as stated in the Hong Kong Stock Exchange's daily quotation sheets on the five dealing days immediately preceding the date on which the directors resolve to invite the participant to apply for options to subscribe for shares. The period during which an option may be exercised will be determined by the directors in their discretion, except that no option may be exercised later than 10 years after it has been granted or the tenth anniversary of the date of adoption of the Share Option Scheme, whichever is the earlier. As of December 31, 1996, no option has been granted or agreed to be granted under the Share Option Scheme.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

        The Company has used Great Wall's Long March launch vehicles to launch all of its satellites to date and has contracted to use a Long March 3B launch vehicle for the launch of APSTAR IIR. The Company may enter into further launch services contracts with Great Wall (or other affiliates of China Aerospace) in respect of the Company's future satellites. Negotiations for each of the launch services contracts with Great Wall have been conducted on an arm's length basis and any future negotiations with Great Wall would be similarly conducted.

        Three of the Principal Shareholders or their affiliates are currently customers of APT. ChinaSat has leased 12 transponders for the transmission of television programming, private networks and PSTN services, eight on APSTAR I and four on APSTAR IA. CLTC leases two transponders on APSTAR IA. Negotiations for transponder leases with these Principal Shareholders and their affiliates have been conducted on an arm's length basis and any future negotiations would be similarly conducted. In connection with APSTAR IIR, the Company has agreed with Great Wall that part of the contract price for the APSTAR IIR Launch Services Contract may be satisfied by APT providing to Great Wall one C-band or Ku-band transponder for the operational life of the satellite. The value attributed to the transponder for the purposes of determining the portion of the aggregate contract price to be satisfied by the provision of such transponder is within the range representative of the Company's pricing for its other customers.

        The Company is aware that ChinaSat intends to operate a PRC domestic satellite network. In addition, China Aerospace and CLTC each holds a 25% interest in SinoSat, which does not currently operate any satellites. The Company believes, however, that SinoSat intends to launch a satellite in the fall of 1997 which would be devoted largely to providing telecommunications services to the banking industry. Singapore Telecom, the parent company of SingaSat, has holdings in a number of other satellite companies. As a result of satellite design and coverage, the Company does not believe such satellite companies compete with the Company, other than the ST-1 satellite system which Singapore Telecom operates and in which it has an ownership interest. The ST-1 satellite system has the ability to compete with the Company in segments of the Asia-Pacific market. Through the Telecommunications Authority of Singapore, a signatory to the Intelsat treaty, Singapore Telecom also has an interest in Intelsat.

        Other than as described above, none of the directors, their associates (as defined in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules")) or any shareholder of the Company which to the knowledge of the directors owns more than 5% of the issued share capital of the Company has any interest in any of the Company's five largest suppliers or five largest customers.

                                           PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

        Not Applicable.

                                           PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.

        Not Applicable

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES.

        Not Applicable

                                           PART IV

ITEM 17.  FINANCIAL STATEMENTS.

        Not Applicable

ITEM 18.  FINANCIAL STATEMENTS.

                                 Audited Financial Statements


                                APT SATELLITE HOLDINGS LIMITED

                                      December 31, 1996

                                APT SATELLITE HOLDINGS LIMITED

                                INDEX TO FINANCIAL STATEMENTS


                                                                                           Pages
                                                                                           -----
Report of Independent Auditors...............................................................53

Consolidated Balance Sheets as of December 31, 1995 and 1996.................................54

Consolidated Statements of Income for the Years Ended December 31, 1994, 1995 and 1996.......55

Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996...56

Notes to Consolidated Financial Statements...................................................57

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
APT Satellite Holdings Limited

We have audited the accompanying consolidated balance sheets of APT Satellite Holdings Limited and its subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of income and cash flows for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of APT Satellite Holdings Limited and its subsidiaries at December 31, 1995 and 1996 and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996 in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong differ in certain material respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the results of operations for each of the years in the three year period ended December 31, 1996 and the shareholders' equity as of December 31, 1994, 1995 and 1996, to the extent summarized in note 21 to the consolidated financial statements.









Hong Kong                                       Ernst & Young
April 12, 1997                                  Certified Public Accountants

                         APT SATELLITE HOLDINGS LIMITED

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 1995 and 1996
                (Amounts stated in thousands, except share data)

                                                                      December 31,
                                                     -----------------------------------------
                                                          1995             1996            1996
                                                           HK$              HK$             US$
ASSETS
Current assets:
  Cash and cash equivalents                            100,112          313,543         40,525
  Accounts receivable                                    6,218           14,365          1,857
  Prepayments, deposits and other receivables           50,802           61,140          7,902
                                                     ---------        ---------        -------
        Total current assets                           157,132          389,048         50,284
Property, plant and equipment, net (note 4)          1,000,744        1,851,572        239,314
Satellite project progress payments (note 5)           922,637          947,396        122,450
Other assets                                             1,686            5,556            718
                                                     ---------        ---------        -------

TOTAL ASSETS                                         2,082,199        3,193,572        412,766
                                                     =========        =========        =======
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities:
  Accounts payables and accrued expenses                39,727           16,806          2,172
  Trade deposits received                               26,892           11,044          1,427
  Rental received in advance                            52,596           40,849          5,280
  Amount due to related parties                         19,913           56,561          7,311
  Income taxes payable (note 13)                             -           19,384          2,505
  Bank loans - current portion (note 7)                114,423           70,130          9,064
                                                     ---------        ---------        -------
        Total current liabilities                      253,551          214,774         27,759
Trade deposits received                                176,501          250,916         32,431
Bank loans (note 7)                                    696,108          400,127         51,716
Deferred taxation (note 13)                             81,756           92,480         11,953
Loans from shareholders (note 6)                       277,558          292,814         37,846
                                                     ---------        ---------        -------
                                                     1,485,474        1,251,111        161,705
                                                     ---------        ---------        -------
Contingencies and commitments (note 8)
Shareholders' equity:
  Capital stock - Common stock
     (HK$0.10 par value per share;
      1,000,000,000 shares
      authorized, 420,000,000
      (1995: 315,000,000) shares
      issued and outstanding)                           31,500           42,000          5,428
  Additional paid-in capital                           511,000        1,826,522        236,076
Retained earnings (note 10)                             54,225           73,939          9,557
                                                     ---------        ---------        -------
        Total shareholders' equity                     596,725        1,942,461        251,061
                                                     ---------        ---------        -------

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                               2,082,199        3,193,572        412,766
                                                     =========        =========        =======


The accompanying notes are an integral part of these consolidated financial statements.

                         APT SATELLITE HOLDINGS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME

              For the years ended December 31, 1994, 1995 and 1996
                (Amounts stated in thousands, except share data)


                                                               Year ended December 31,
                                               ---------------------------------------------------
                                                  1994           1995          1996           1996
                                                   HK$            HK$           HK$            US$
Revenues:
  Net sales of electronic products to
    unaffiliated customers - discontinued
    operations (note 16(c))                     17,925              -              -             -
  Leasing of satellite transponders to:
    Unaffiliated customers                      56,021        197,154        249,489        32,246
    Related parties (note 14)                   13,057         87,653        118,139        15,269
                                               -------       --------       --------       -------
  Total revenues                                87,003        284,807        367,628        47,515
                                               -------       --------       --------       -------

Costs and expenses:
  Discontinued operations (note 16(c))         (16,722)             -              -             -
  Cost of service                               (2,455)       (17,276)       (26,886)       (3,475)
  Depreciation and amortization                (38,695)      (113,220)      (148,065)      (19,137)
  Selling, general and administrative          (38,148)       (48,921)       (64,124)       (8,288)
                                               -------       --------       --------       -------
Total costs and expenses                       (96,020)      (179,417)      (239,075)      (30,900)
                                               -------       --------       --------       -------

Operating income (loss)                         (9,017)       105,390        128,553        16,615

Other income (expenses):
  Interest income                                8,701         22,531         16,998         2,197
  Interest expense                             (12,426)       (43,849)       (52,690)       (6,810)
  Other income (note 16(b))                     14,120            508          6,259           809
                                               -------       --------       --------       -------

Income before exceptional item                   1,378         84,580         99,120        12,811

Exceptional item (note 12)                           -        (69,792)             -             -
                                               -------       --------       --------       -------

Income before income taxes                       1,378         14,788         99,120        12,811

Provision for income taxes (note 13)                (6)            (6)       (22,600)       (2,921)
                                               -------       --------       --------       -------

Net income                                       1,372         14,782         76,520         9,890
                                               =======       ========       ========       =======

Earnings per share                                   -           0.05           0.24          0.03
                                               =======       ========       ========       =======

The accompanying notes are an integral part of these consolidated financial statements.

                         APT SATELLITE HOLDINGS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended December 31, 1994, 1995 and 1996
                          (Amounts stated in thousands)

                                                                    Year ended December 31,
                                                   -----------------------------------------------------
                                                        1994           1995          1996           1996
                                                         HK$            HK$           HK$            US$
Cash flows from operating activities:
  Net income (loss)                                     1,372         14,782         76,520        9,890

Adjustments to reconcile net income
  (loss) to net cash provided:
  Depreciation and amortization                        38,695        113,220        148,065       19,137
  Exceptional item                                          -         69,792              -            -
  Others                                                    1          3,010          7,524          973
Changes in working capital:
  Accounts payables and accrued expenses              118,151        (86,264)       (13,849)      (1,790)
  Accounts receivable                                  21,759         13,151         (8,147)      (1,053)
  Prepayments, deposits and other
    receivables                                        (1,290)       (42,756)       (13,105)      (1,694)
  Trade deposits received                             119,005         29,266         58,567        7,570
  Bills payable                                       (39,250)             -              -            -
  Rental received in advance                           35,359         17,237        (11,747)      (1,518)
  Tax payable (paid)                                       (6)            (6)        22,594        2,920
                                                   ----------     ----------     ----------     --------
Net cash provided by operating activities             293,796        131,432        266,422       34,435
                                                   ----------     ----------     ----------     --------

Cash flows from investing activities:
  Purchase of property, plant and equipment          (475,006)        (5,458)        (9,655)      (1,248)
  Investment in satellite project
    progress payments                              (1,014,810)    (1,099,988)    (1,040,224)    (134,448)
  Compensation received                                62,000      1,241,530              -            -
  Others                                                 (480)        (1,264)        (3,870)        (500)
Net cash provided by (used in) investing           ----------     ----------     -----------    --------
  activities                                       (1,428,296)       134,820     (1,053,749)    (136,196)
                                                   ----------     ----------     ----------     --------


Cash flows from financing activities:
  Increase in bank loans                            1,193,403        279,000        876,914      113,340
  Payment of bank loans                                  (435)      (906,034)    (1,217,189)    (157,320)
  Net proceeds from issue of shares                         -              -      1,326,022      171,387
  Amounts due from related parties                     (6,517)        58,810              -            -
  Amounts due from shareholders                           177              -              -            -
  Amounts due to related parties                            -         19,913           (245)         (32)
  Amounts due to shareholders                            (150)             -              -            -
  Increase in shareholders loan                             -        160,481         15,256        1,972
  Initial cash benefit from lease arrangements         78,749              -              -            -
                                                   ----------     ----------     ----------     --------
Net cash provided by (used in)
  financing activities                              1,265,227       (387,830)     1,000,758      129,347
                                                   ----------     ----------     ----------     --------


Increase (decrease) in cash and cash equivalent       130,727       (121,578)       213,431       27,586

Cash and cash equivalent:
  Beginning of year                                    90,963        221,690        100,112       12,939
                                                   ----------     ----------     ----------     --------

  End of year                                         221,690        100,112        313,543       40,525
                                                   ==========     ==========     ==========     ========

The accompanying notes are an integral part of these consolidated financial statements.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

        APT Satellite Holdings Limited (the "Company") was incorporated under the laws of Bermuda on October 17, 1996 with limited liability. The Company owns all the issued shares of APT Satellite Investment Company Limited, which holds all the issued voting shares of APT Satellite Company Limited ("APT").

        The Company, through its indirectly wholly-owned subsidiary, APT, is a provider of satellite services to broadcasting and telecommunication customers in the People's Republic of China ("PRC") and throughout the Asia-Pacific region. APT currently operates two satellites. APT's first satellite, APSTAR I, was launched in July 1994 and commenced commercial service in September 1994. APT's second satellite, APSTAR IA, was launched in July 1996 and commenced commercial service in September 1996. APT's third satellite, APSTAR IIR, is currently under construction and planned to be launched in mid 1997.

        Details of the Company's subsidiary companies, which are all wholly-owned, and an associated company at December 31, 1996, which is 50% owned by the Company, are as follows:

                                          Country of
                                         incorporation/          Class of               Principal
        Name                              registration         shares held              activities
        ----                              ------------         -----------              ----------
        Subsidiary companies:

        APT Satellite Investment Company   British Virgin     Ordinary shares      Investment holding
          Limited                          Islands

        APT Satellite Company Limited      Hong Kong          Ordinary shares      Satellite
                                                              and non-voting       transponder leasing
                                                              deferred shares

        APT Satellite (USA), Limited       United States      Ordinary shares      Provision of
                                           of America                              management services

        Haslett Investments Limited        British Virgin     Ordinary shares      Investment
                                           Islands

        Acme Star Investment Limited       Hong Kong          Ordinary shares      Investment holding

        Telewell Investment Limited        Hong Kong          Ordinary shares      Investment holding

        APT Satellite Vision Limited       Hong Kong          Ordinary shares      Not yet commenced
          (formerly named as                                                       business
            Norris Enterprise Limited)

        APT Satellite Global Limited       Cayman Islands     Ordinary shares      Investment holding

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

                                          Country of
                                         incorporation/          Class of               Principal
        Name                              registration         shares held              activities
        ----                              ------------         -----------              ----------
        Subsidiary companies:

        Ying Fai Realty (China) Limited    Hong Kong          Ordinary shares         Property holding

        APT Satellite Enterprise Limited   Cayman Islands     Ordinary shares         Not yet commenced
                                                                                      business

        APT Satellite Link Limited         Cayman Islands     Ordinary shares         Not yet commenced
                                                                                      business

        Associated company:

        CEAPT Limited                      Hong Kong          Ordinary shares         Dormant

        APT Satellite Investment Company Limited was incorporated under the laws of the British Virgin Islands on October 14, 1996. On November 14, 1996, 700 shares of APT Satellite Investment Company Limited were allotted and issued at par value of US$1.00 each to the then shareholders of APT. On November 14, 1996, APT Satellite Investment Company Limited subscribed for 100 ordinary shares in APT at par value of HK$1.00 each. On November 14, 1996, 700 shares of APT Satellite Investment Company Limited were allotted and issued and credited as fully paid to the then shareholders of APT as consideration for converting the 542,500,000 ordinary shares of APT then in issue into non-voting deferred shares of HK$1.00 each. These non-voting deferred shares are of nominal value and have no voting rights attached to them.

        On November 14, 1996 the Company acquired all the outstanding shares of APT Satellite Investment Limited, and as consideration the Company allotted and issued, credited as fully paid 280,000 shares of the Company to the then shareholders of APT Satellite Investment Company Limited. The Company also applied a sum of HK$122 out of its additional paid-in capital account towards crediting as fully paid the 1,220,000 shares of the Company which had been issued nil - paid to APT Satellite International Limited, a company owned by the shareholders of APT, initially following the incorporation of the Company. On December 3, 1996, an additional 313,500,000 new shares of the Company, credited as fully paid out of the additional paid-in capital account, were issued to the shareholders of the Company. On December 14, 1996, 105,000,000 new shares of the Company were allotted under an initial public offering for a total net cash consideration of HK$1,326,022.

        As before the acquisitions, the Company, APT Satellite Investment Company Limited and APT have the same shareholders and therefore, under common control, these reorganizations have been accounted for in a manner similar to pooling of interests. The consolidated financial statements reflect the reorganizations for all periods presented.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


2.      BASIS OF PRESENTATION

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") which differ in certain material respects from accounting principles generally accepted in the United States of America ("US GAAP"). The significant differences between HK GAAP and US GAAP are summarized in note 20 to the consolidated financial statements.


3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)  Consolidation principles

             The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries which are owned and controlled by the Company. All material intra-group transactions and balances are eliminated on consolidation.

        (b)  Property, plant and equipment

             Property, plant and equipment are stated at cost less accumulated depreciation.

             Depreciation of communication satellite is provided on the straight line basis to write off the cost of the satellite over its estimated useful life starting when the satellite commences commercial operations. The estimated useful life of APSTAR I and APSTAR IA is 10 years.

             Depreciation of other property, plant and equipment is calculated on a straight-line basis to write off the cost of these assets over their estimated useful lives. The principal annual rates used for this purpose are as follows:

             Leasehold land                           Over the terms of the leases
             Buildings                                2%
             Leasehold improvements                   Over the terms of the leases
             Furniture and equipment                  20%
             Motor vehicles                           20%
             Computer equipment                       20%
             Communication satellite equipment        6-2/3% - 20%
             Investment properties                    Nil

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        (c)  Satellite project progress payments

             Satellite project progress payments include progress payments for communication satellites under construction, launching and related services, insurance and finance costs on loans borrowed to finance the above payments.

             Finance costs incurred specifically to finance the construction and launching of communication satellites are capitalized as satellite project progress payments. Capitalization of finance costs ceases when the satellite commences commercial operations.

             Satellite project progress payments is transferred to property, plant and equipment when the satellite commences commercial operations.

        (d)  Launch and in-orbit insurance

             The Company insures its satellites mainly through two types of insurance, namely launch and initial in-orbit insurance and annual in-orbit insurance.

             The launch and initial in-orbit insurance cannot be segregated. The initial in-orbit insurance forms an integral part of the launch insurance and covers a certain period after the launching of the satellite. The purpose is to test the normal functioning of the launched satellite. As a result, the entire launch and in-orbit insurance is capitalized as part of the cost of the satellite and amortized over the respective satellite's operational life.

             After the successful launching of a satellite and at the expiration of the initial in-orbit insurance, the Company renews the in-orbit insurance annually for the satellite. The annual in-orbit insurance is dealt with in the statement of income as incurred.

        (e)  Trade deposits received

             Trade deposits received represent reservation fees and deposits received in connection with providing transponder capacity through transponder lease agreements.

        (f)  Cash and cash equivalents

             Cash and cash equivalents include cash on hand, deposits with banks and liquid investments with an original maturity of three months or less.

        (g)  Use of estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those assumptions.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        (h)  Foreign currency translation

             The Company's financial statements are prepared using Hong Kong Dollars as the reporting currency. The functional currency is United States Dollars.

             Foreign currency transactions are recorded at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at that date. Exchange differences are dealt with in the statement of income.

             The Company does not utilize derivative investments to hedge against its foreign currency exposure.

        (i)  Revenues

             Revenues from the leasing of satellite transponders are recognized on an accrual basis under the contract terms upon the commencement of commercial operation of the satellites. For transponder leases under which customers have obtained the right to use the transponder capacity for the life of the satellite, revenues are recognized, along with the related costs, on a straight line basis, over the warranty period provided to the customers.

             Net sales of electronic products are recognized upon delivery of goods to customers.

        (j)  Income taxes

             Provision for income taxes is based on the results for the year as adjusted for items which are non-assessable or disallowed.

             Deferred taxation is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallize in the foreseeable future. A deferred tax asset is not recognized until its realization is assured beyond reasonable doubt.

        (k)  Earnings per share

             The calculation of earnings per share is based on the weighted average number of shares outstanding during the applicable period after giving effect to the number of shares outstanding after the Company's reorganisation.

             The weighted average number of shares outstanding, after adjustment, for each of the years ended December 31, 1994, 1995 and 1996 was 315,000,000 shares, 315,000,000 shares and 319,027,397 shares.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        (l)  Convenience translation into United States Dollars

             The consolidated financial statements of the Company are expressed in Hong Kong Dollars. The translations of amounts from Hong Kong Dollars into United States Dollars for convenience of the reader has been made at the rate on December 31, 1996 of HK$7.737 = US$1.00. No representation is made that the Hong Kong Dollar amounts could have been, or could be, converted into United States Dollars at that rate on December 31, 1996 or any other rate.


4.      PROPERTY, PLANT AND EQUIPMENT

                                                                              December 31,
                                                                       ----------------------------
                                                                            1995               1996
                                                                             HK$                HK$
        At cost:
          Investment properties                                           12,762                 -
          Leasehold land and buildings                                    31,940             52,327
          Leasehold improvements                                           2,045              2,076
          Furniture and equipment                                         16,732             16,837
          Motor vehicles                                                   4,317              4,502
          Computer equipment                                               1,060              1,263
          Communication satellite equipment                               59,931             61,417
          Communication satellite (note 9)                             1,025,075          2,014,323
                                                                       ---------         ----------
                                                                       1,153,862          2,152,745

        Less: Accumulated depreciation                                   153,118            301,173
                                                                       ---------          ---------

                                                                       1,000,744          1,851,572
                                                                       =========          =========

        The investment properties at December 31, 1995 were transferred to leasehold land and buildings in year 1996.

        The Company's investment properties and leasehold land and buildings are situated in:

                                             Long term           Medium term
                                                leases                leases                 Total
                                                   HK$                   HK$                   HK$
        Hong Kong                               40,989                     -                40,989
        Elsewhere                                3,713                 7,625                11,338
                                               -------               -------               -------

                                                44,702                 7,625                52,327
                                               =======               =======               =======

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


5.      SATELLITE PROJECT PROGRESS PAYMENTS

        As analysis of the major components of satellite project progress payments is as follows:

                                                                                December 31,
                                                                        --------------------------
                                                                            1995              1996
                                                                             HK$               HK$
        Communication satellite construction cost                        567,633           581,358
        Launching and related service fees                               299,150           280,550
        Insurance and finance costs                                       55,854            85,488
                                                                        --------          --------

                                                                         922,637           947,396
                                                                        ========          ========

        The December 31, 1995 amount included HK$595,502 for APSTAR IA which was launched in July 1996 and commenced commercial operations in September 1996. The December 31, 1996 amount represents solely the satellite project progress payments for APSTAR IIR.


6.      LOANS FROM SHAREHOLDERS

        The loans from shareholders in 1995 and 1996 are denominated in US Dollars and are subordinated to the syndicated bank loans for the construction of satellites APSTAR IA and APSTAR IIR. The loans from shareholders are unsecured and bear interest at LIBID (5.81% at December 31, 1995) up to December 23, 1996 and thereafter at LIBOR (5.60% at December 31, 1996). Interest on loans from shareholders capitalized amounted to HK$6,308 and HK$15,256 in the year ended December 31, 1995 and 1996, respectively.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


7.      BANK LOANS

                                           December 31, 1995          December 31, 1996
                                           -----------------          -----------------
                                                Weighted                   Weighted
                                                 average                    average
                                Interest        interest                   interest
                                  rate            rate                       rate
                                  ----            ----                       ----
                                                                  HK$                       HK$
        Syndicated loans
          denominated in
          US Dollars:

          Payable
            semi-annually
            through 2001     LIBOR+1.20%          6.900%        524,423      6.839%        463,739

          Payable
            semi-annually
            through 2002     LIBOR+1.30%          7.000%        279,000           -              -
                                                                -------                    -------
                                                                803,423                    463,739

        Mortgage loan
          denominated in
          HK Dollars:

          Payable monthly      Hong Kong
            through 2004      Prime Rate
                                  +1.50%         10.250%          7,108     10.102%          6,518
                                                                -------                    -------

                                                                810,531                    470,257

        Current portion                                       (114,423)                    (70,130)
                                                                -------                    -------

        Long term portion                                       696,108                    400,127
                                                                =======                    =======

        For the syndicated loans, the Company has generally assigned by way of legal charge, in favour of the syndicated loans lenders, all of its rights, title, benefit and interest and insurances policies of APSTAR IA and APSTAR IIR and a portion of the transponder receipts of APSTAR I, APSTAR IA and APSTAR IIR.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


7.      BANK LOANS (continued)

        The syndicated loan agreements for APSTAR IA and APSTAR IIR contain certain restriction on APT's ability to make dividend payments or any other distributions to its shareholders unless APT maintains satisfactory cash flow and financial ratios as stipulated in the syndicated loan agreements. The loan agreement for APSTAR I does not restrict the payment of dividends.

        The syndicated loan agreements also impose restrictions on cash. The amount of cash restricted as at December 31, 1995 and 1996 amounted to HK$4,886 and HK$8,237, respectively.

        The syndicated loans for the construction and launching of APSTAR IA and APSTAR IIR are guaranteed by all the shareholders of the Group up to the completion of the respective satellite projects.

        In year 1996, the syndicated bank loans for financing APSTAR IA and APSTAR IIR were repaid by the Company and, therefore, the legal charge on APSTAR IA and APSTAR IIR, dividend payments and other distributions restriction imposed on APT, and also shareholders' guarantee were all released by the banks.

        For the mortgage loan, the Company has also pledged certain properties with net book value of HK$12,617 in respect of the credit facility.

        Interest expense, net of the amounts capitalized, is as follows:

                                                                 Year ended December 31
                                                       -------------------------------------------
                                                          1994              1995              1996
                                                           HK$               HK$               HK$
        Interest incurred                               44,902            46,735           118,217
        Interest capitalized                           (32,476)           (2,886)          (65,527)
                                                       -------           -------           -------

        Interest expense                                12,426            43,849            52,690
                                                       =======           =======           =======

        Commitment fees and other related cost of obtaining the loans capitalized and included in satellite project progress payments as follows:

                                                                Year ended December 31
                                                       -------------------------------------------
                                                          1994              1995              1996
                                                           HK$               HK$               HK$
        Commitment fees                                    552             1,956             3,875
        Other related cost of obtaining the loans          618            37,569            15,927
                                                       =======           =======           =======

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


7.      BANK LOANS (continued)

        The aggregate annual repayments of bank loans for the next five years as at December 31, 1996 are as follows:

                                                                                               HK$
        1997                                                                                70,130
        1998                                                                                80,269
        1999                                                                                91,862
        2000                                                                               105,141
        2001                                                                               120,336
        Thereafter                                                                           2,519
                                                                                           -------

        Total                                                                              470,257
                                                                                           =======

        In addition, The 138 Leasing Partnership (the "Partnership") (see Note 8(c)) has outstanding bank loans totalling HK$1,013,077 and HK$982,456 at December 31, 1995 and 1996, respectively. These loans bear interest at 12% per annum. All the rights, title and interest of the Partnership under the satellite lease agreement and the sales agency agreement entered into with the lessee has been assigned to the bank to secure the payment of the Partnership's outstanding obligations to it. These loans are repayable by eighteen semi-annual installments commencing on December 29, 1994. They are also subject to a right of set-off against a matching deposit of the same amount, which earns the same rate of interest as the loan interest incurred. The Deposit is held by a wholly-owned subsidiary of the Group. Accordingly the loans and the related deposit have been offset in these financial statements. Similarly, the interest income on the deposit has been offset with the matching interest expense on the loans. The loans and the related deposit are denominated in HK Dollars.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


8.      CONTINGENCIES AND COMMITMENTS

        (a)  Capital commitments:

             At December 31, 1996, the Group had contractual commitments amounting to HK$380,704 with respect to the acquisition of communication satellites, together with their launching fee and related equipment.

             At December 31, 1996, the Group had commitments, which is authorized but not contracted for, amounting to H$K44,700 with respect to the construction of a building and installation of antennae and other satellite related equipment in the undeveloped area adjacent to the Group's satellite control centre in Tai Po. Such commitments is in accordance with the terms of the lease agreements for the land in Tai Po.

        (b)  Operating leases:

             At December 31, 1996, future minimum annual rental commitments in respect of the Company's office premise and staff quarters under non-cancellable lease obligations are as follows:

                                                                                               HK$
             1997                                                                            3,966
             1998                                                                            3,550
             1999                                                                            1,996
                                                                                           -------
                                                                                             9,512
                                                                                           =======

             Rental expense for each of the years in the three year period ended December 31, 1996 was HK$3,650, HK$4,624, and HK$4,550,
             respectively.

        (c)  Leasing arrangement

             On December 29, 1994, the Company entered into a sales and lease back arrangement for the leasing of a communication satellite with the Partnership. Starting from January 1997, the Partnership becomes a wholly-owned subsidiary of the Company which at the same time also assumes a bank loan liability of HK$269,887. The total lease obligation to the Partnership amounts to HK$951,593 over the life of the lease. The amount is payable by eighteen semi-annual installment of HK$52,866 each, with the last payment repayable on December 29, 2003.

             As at December 31, 1996, the outstanding lease obligation on the above lease amounting to HK$740,128 and this together with the bank loan to be assumed by the Company in January 1997 are covered by a fund amounting to HK$870,917 placed with a financial institution under defeasance and other arrangements which have not been included in these financial statements.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


8.      CONTINGENCIES AND COMMITMENTS (continued)

        (c)  Leasing arrangement (continued)

             The Company continues to remain the primary obligor under the lease arrangement and as such, there is a contingent liability (secured) of HK$740,128 in respect of the unpaid lease commitment.

        (d)  Use of orbital slot

             The right of the Company's APSTAR IA to utilize certain designated C-band frequencies in the orbital slot at 134 degrees East has been licensed to the Company by the Kingdom of Tonga ("Tonga"), which has responsibility for the International Telecommunication Union ("ITU") coordination process with respect to such orbital slots and the frequencies covered by the Company's license. Another country has made filings with the ITU with respect to the orbital slot at 134 degrees East. Tonga has confirmed to the Company that it has not granted rights to any third party that would affect the Company's license. Accordingly, the Company believes it is entitled to use the frequencies at the orbital slot at 134 degrees East covered by the Company's license. However, the Company cannot determine that the country that has made ITU filings with respect to the orbital slot at 134 degrees East or other parties will not dispute Tonga's priority to the orbital slot at 134 degrees East and the Company's entitlement to use such orbital slot. In addition, other disputes may arise with respect to these and other orbital slots used by or contemplated for the Company's satellites. Any such disputes may have a material adverse effect on the Company's business.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


9.      TRANSPONDER LEASE AGREEMENTS

        Communication satellite, APSTAR I, with a net book value of HK$888,399 and HK$785,892 as at December 31, 1995 and 1996; and APSTAR IA which was transferred to fixed assets from the satellite project progress payment in 1996 and with a net book value of HK$989,247 at December 31, 1996, were held for use under transponder lease agreements. Generally, these transponder lease agreements may be terminated by the customer by giving not less than ninety days notice. Upon termination, the customer is obligated to pay the Company specified liquidated damages based on the contracts.

        At December 31, 1996, future minimum transponder rental receivable (after adjustment for terminations and renegotiations subsequent to the year end) under transponder lease agreements relating to APSTAR I and APSTAR IA (including deposits received by the Company in prior periods and to be applied to payments due in future periods) were as follows:

                                                                                               HK$
        1997                                                                               509,575
        1998                                                                               520,057
        1999                                                                               469,114
        2000                                                                               283,402
        2001                                                                               210,851
        Thereafter                                                                         239,421
                                                                                         ---------

        Total                                                                            2,232,420
                                                                                         =========


10.     RETAINED EARNINGS

                                                                                December 31,
                                                                          -----------------------
                                                                            1995              1996
                                                                             HK$               HK$
        At beginning of year                                              39,443            54,225
        Net income                                                        14,782            76,520
        Dividend in specie                                                     -           (56,806)
                                                                          ------           -------

        At end of year                                                    54,225            73,939
                                                                          ======           =======

        The dividend in specie of HK$0.18 per share amounted to a total of HK$56,806 was paid to the then shareholders of APT before its acquisition by the Company. This dividend in specie was satisfied by the distribution of all of APT's shareholdings in Super Asia
        Telecommunications Company Limited which had a net asset value of HK$56,806.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


11.     STAFF PROVIDENT FUND

        Prior to year 1996, the Group did not have any pension scheme.

        Commencing May 1, 1996, the Company operates a defined contribution staff provident fund (the "Fund") for its employees. The assets of the Fund are held separately from those of the Company in an independently administered fund. Under the Fund, employees are required to contribute 5% of their monthly salary to the Fund, and the Company contributes 5% of the employee's monthly salary for employees. The Company contributions are accrued and charged to the statement of income in accordance with the rules of the Fund. Benefits are payable to an employee on retirement, termination of employment, death or retirement on health grounds, and are subject to vesting provisions in the case of employees who leave employment (other than because of retirement, death or ill-health) with less than 10 years' service. The terms of the Fund permit forfeitures and unvested benefits to be used to reduce the level of the Company's contributions.

        The Company's contribution during the year ended December 31, 1996 amounted to HK$437.


12.     EXCEPTIONAL ITEM

        The exceptional loss for the year ended December 31, 1995 represented the net loss of APSTAR II, the launching of which was unsuccessful. This net loss was derived from deducting the insurance proceeds of HK$1,241,460 from the total satellite progress payments of HK$1,311,252 which included payments for satellite construction, launching and related services, insurance premium and finance costs on loans borrowed.

                                APT SATELLITE HOLDINGS LIMITED

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       (Amounts stated in thousands, except share data)


13.     INCOME TAXES

        The income taxes, charged to the statement of income during each of the years in the three year period ended December 31, 1996 are as follows:

                                                                  Year ended December 31
                                                       -------------------------------------------
                                                          1994              1995              1996
                                                           HK$               HK$               HK$
        Hong Kong                                            -                 -            19,100
        Overseas                                             6                 6               290
                                                       -------           -------           -------

                                                             6                 6            19,390
        Deferred taxation                                    -                 -             3,210
                                                       -------           -------           -------

                                                             6                 6            22,600
                                                       =======           =======           =======

        No provision for Hong Kong income tax was made for year ended December 31, 1994 as no assessable profit was earned during that year. The estimated assessable profit earned for the year ended December 31, 1995 was wholly absorbed by tax losses brought forward from prior years. The tax provision for the year ended December 31, 1996 was made by applying the current tax rate of 16.5% to the estimated assessable profits earned after offsetting the tax losses brought forward from year 1995.

        The principal components of the provision for deferred taxation, and the amounts not provided for are as follows:

                                             Provided            Not provided
                                          -----------------    -----------------
                                            December 31,          December 31,
                                          -----------------    -----------------
                                          1995       1996        1995     1996
                                           HK$        HK$         HK$      HK$
        Tax effect of temporary
            differences
            attributable to:
            Certain lease arrangements    81,756     89,270          -       -
            Tax losses                         -          -     (4,589)      -
            Accelerated depreciation           -      3,210          -       -
                                          ------    -------     ------    -------
                                          81,756     92,480     (4,589)      -
                                          ======    =======     ======    =======

        Certain lease arrangements provide the Company with an initial cash inflow in return for being responsible for the future obligations to make payments of taxation on behalf of the lessor in the lease arrangements. Any differences between the initial benefit and the eventual liability are provided for over the lives to the relevant leases and charged to operating expenses.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


14.     RELATED PARTY TRANSACTIONS

        Related party transactions carried out during each of the years in the three year period ended December 31, 1996 with shareholders and affiliates:

                                                                 Year ended December 31
                                                      --------------------------------------------
                                                          1994              1995              1996
                                                           HK$               HK$               HK$
        Leasing of transponders to related parties     (13,057)          (87,653)         (118,139)

        Interest income from related parties            (1,864)           (4,385)           (2,816)

        Management fee paid to related parties          18,646            20,461            22,298

        Launch service fee paid                        308,505           386,338           244,900

        Interest paid to related parties:

          Interest incurred                              9,429             6,308            15,256
          Interest capitalized                          (9,429)           (6,308)          (13,090)
                                                      --------          --------          --------
          Interest expenses                                  -                 -             2,166
                                                      ========          ========          ========


15.     MAJOR CUSTOMER

        One customer, who is also a shareholder of the Company, accounted for 19%, 28% and 27% of the total transponder leasing revenues in the year ended December 31, 1994, 1995 and 1996, respectively.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


16.     SUPPLEMENTAL INFORMATION

        (a)  Cash flows

                                                                 Year ended December 31
                                                     ---------------------------------------------
                                                          1994              1995              1996
                                                           HK$               HK$               HK$
             Interest paid (net of capitalized
               amounts)                                 12,727            40,740            52,255
                                                       =======           =======           =======

             Income taxes paid                              13                 6                 6
                                                       =======           =======           =======

             During 1994, the shareholders' loan amounting to HK$541,625 was converted into capital stock of HK$31,449 and additional paid-in capital of HK$510,176.

        (b)  Other income

             Other income for the year ended December 31, 1994 and 1996 included HK$13,718 and HK$5,822, respectively, for compensation received from the cancellation of transponder lease agreements.

        (c)  Discontinued operations

             The discontinued operations arose from the cessation of trading of electronic products in 1994.


17.     FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying value of the Company's financial instruments classified as current asset and liabilities approximates their fair values. The carrying amounts of the bank loans approximate their fair value because they have variable interest rates. The fair value of the loans from shareholders is not determinable due to the related party nature of the loans.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


18.     CONCENTRATION OF RISKS

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts.

        The Company maintains cash and cash equivalents with various financial institutions. Substantially all of these financial institutions are located in Hong Kong and Company policy is designed to limit exposure to any one institution.

        Substantially all of the Company's accounts receivable are due from prominent broadcasters and telecommunication services providers. Furthermore, as of December 31, 1995 and 1996, the three largest accounts receivable amounted to HK$6,217 and HK$8,387, respectively. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral because it receives trade deposits which represent a quarter of rental payable to the Company. The transponder lease agreements are subject to termination by the Company if lease payments are not made on a timely basis.

        Technology in the satellite broadcasting and telecommunication industry is in a rapid and continuing state of change, with technological developments and innovations constantly emerging. Any technological lag in the designs of the existing satellites could result in lower rental fees after the expiration of the initial rental terms for the leased transponders.


19.     EXPORT SALES

        Export sales from continuing operations, defined as sales to customers located outside Hong Kong, were as follows:

                                                                Year ended December 31
                                                     ----------------------------------------------
                                                          1994              1995              1996
                                                           HK$               HK$               HK$
        People's Republic of China                      13,057            80,908           148,030
        Taiwan                                           3,423            33,557            34,413
        British Virgin Islands                           4,222            21,082            10,075
        United States of America                        18,712            66,125            79,477
        Cook Islands                                     5,477            18,600            18,600
        Netherlands                                      3,308            11,238            11,237
        Philippines                                          -                 -             3,409
                                                       -------           -------           -------
                                                        48,199           231,510           305,241
                                                       =======           =======           =======

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


20.     SHARE OPTION SCHEME

        Pursuant to the share option scheme (the "Scheme") of the Company adopted on 3 December 1996, the directors of the Company may at any time and from time to time within ten years after the date on which the Scheme was adopted as aforesaid, invite any full-time employee, including any executive director or officer, of the Company and its subsidiaries to apply for options to subscribe for shares of the Company at a price determined by the directors on a case-by-case basis and will not be less than the nominal value of the share nor at a discount of more than 20% below the average of the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as stated in the Stock Exchange's daily quotation sheets on the five dealing days immediately preceding the date on which the invitation to apply for an option under the Scheme is resolved by the directors to be given. The maximum number of shares in respect of which options may be granted under the Scheme may not exceed 10% of the issued capital of the Company, excluding any shares issued pursuant to the Scheme from time to time. An option may be exercised in accordance with the terms of the Scheme at any time or times as determined by the directors, being not later than 10 years after the date on which the option is granted or the tenth anniversary of the date of adoption of the Scheme, whichever is the earlier.

        There were no share option granted during the period.


21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company's consolidated financial statements are prepared in accordance with HK GAAP which differ in certain significant respects from US GAAP. Differences which have a significant effect on the consolidated net income and shareholders' equity are set out below.

        (a)  Recognition of revenue

             Certain of the Company's transponder lease agreements for transponder capacity contain pre-determined escalations over the term of the agreement. Under HK GAAP, the Company recognizes revenue on an accrual basis under the contract terms. Under US GAAP, revenue under these agreements are recognized on a straight-line basis over the term of the agreement.

        (b)  Capitalization of finance costs

             Under HK GAAP, interest on loans, including the related costs of raising the loans, incurred specifically to finance construction of satellites is capitalized as part of the satellite costs until the satellite commences commercial operations. Under US GAAP, the interest capitalized is computed by applying an average borrowing rate to the total amount of qualifying assets under construction, not to exceed total interest costs incurred, and the related costs of raising the loans are deferred and amortized over the life of the loans. The application of US GAAP would not have a significant effect for the periods presented.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        (c)  Investment properties

             Under HK GAAP, investment properties are stated at cost and are not depreciated. Under US GAAP, such investment properties would be stated at cost and depreciated over the lease term of 50 years.

        (d)  Deferred taxation

             Under HK GAAP, deferred taxation is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallize in the foreseeable future. A deferred tax asset is not recognized until its realization is assured beyond reasonable doubt.

             Under US GAAP, the tax effects of both taxable and deductible temporary differences are recognized as deferred tax liabilities and assets, respectively. A valuation allowance is recorded to the extent it is considered more likely than not that the deferred tax assets will not be realized.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        Effect on net income of significant differences between HK GAAP and US GAAP is as follows:

                                                                   Year ended December 31
                                                     ----------------------------------------------
                                                          1994              1995              1996
                                                           HK$               HK$               HK$
        Net income as reported
          under HK GAAP                                  1,372            14,782            76,520
        Less:Discontinued operations
             under HK GAAP                              (1,203)                -                 -
                                                     ---------         ---------         ---------

        Net income from continuing
          operations under HK GAAP                         169            14,782            76,520

        Adjustments:
          Recognition of revenue                         7,738             6,021            12,205
          Investment properties                           (241)             (241)             (120)
          Tax effect of reconciling items               (1,277)             (993)           (2,014)
          Deferred taxation                             (3,622)           (2,620)            2,667
                                                     ---------         ---------         ---------

        Approximate net income from:
          Continuing operations under
            US GAAP                                      2,767            16,949            89,258
          Discontinued operations net of deferred
            income taxes of HK$198 for 1994              1,005                 -                 -
                                                     ---------         ---------         ---------

        Approximate net income as
          reported under US GAAP                         3,772            16,949            89,258
                                                       =======           =======           =======

        Earnings per share from
          continuing operations under US GAAP             0.01              0.05              0.28
                                                       =======           =======           =======

        Earnings per share under
          US GAAP                                         0.01              0.05              0.28
                                                       =======           =======           =======

        Under US GAAP, the exceptional items for 1995 would be classified as operating costs. In addition, compensation received from cancellation of transponder lease agreements would be classified as revenues.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        The effect on shareholders' equity of significant differences between HK GAAP and US GAAP is as follows:

                                                                  Year ended December 31
                                                     ----------------------------------------------
                                                          1994              1995              1996
                                                           HK$               HK$               HK$
        Shareholders' equity as reported
          under HK GAAP                                581,943           596,725         1,942,461
        Adjustments:
          Recognition of revenue                         7,738            13,759            25,964
          Investment properties                           (241)             (482)             (602)
          Tax effect of reconciling items               (1,277)           (2,270)           (4,284)
          Deferred taxation                                (47)           (2,667)                -
                                                     ---------         ---------         ---------

        Shareholders' equity as reported
          under US GAAP                                588,116           605,065         1,963,539
                                                      ========          ========          ========

        The changes in shareholders equity in accordance with US GAAP is as follows:

                                                       Capital        Additional          Retained
                                                         stock   paid-in capital          earnings
                                                       -------   ---------------          --------
                                                           HK$               HK$               HK$
        Balance at December 31, 1993                        51               824            41,844

        Conversion of shareholders' loan                31,449           510,176                 -
        Net income                                           -                 -             3,772
                                                       -------         ---------           -------

        Balance at December 31, 1994                    31,500           511,000            45,616
        Net income                                           -                 -            16,949
                                                       -------         ---------           -------

        Balance at December 31, 1995                    31,500           511,000            62,565
        Net proceeds from issue of
          105,000,000 new shares                        10,500         1,315,522                 -
        Net income                                           -                 -            89,258
        Dividend in specie                                   -                 -           (56,806)
                                                       -------         ---------           -------


        Balance at December 31, 1996                    42,000         1,826,522            95,017
                                                       =======           =======           =======

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        A reconciliation of the expected tax with the actual tax expense under US GAAP is presented below:

                                                                  Year ended December 31
                                                     ----------------------------------------------
                                                          1994              1995              1996
                                                           HK$               HK$               HK$
        Hong Kong statutory income tax rate             16.5%              16.5%             16.5%
                                                       =======           =======           =======
        Statutory rate applied to income
          from continuing operations before
          income taxes under US GAAP                     1,265             3,392            18,349

        Expenses not deductible                            207                 2             3,198

        Offshore interest income not taxable                (8)              (67)             (142)

        Overseas representative office's
          and subsidiaries' losses not deductible        1,535               271               352

        Others                                              48                21               190
                                                       -------           -------           -------

        Actual taxation under US GAAP                    3,047             3,619            21,947
                                                       =======           =======           =======

        Overseas representative office's losses not deductible represent losses incurred by a representative office of a subsidiary which operates in the People's Republic of China. Such losses are not deductible against future profits. Subsidiaries' losses not deductible represent losses incurred by several subsidiaries which do not carry out active business operations. These subsidiaries also do not intend to carry out any active business operations in the foreseeable future. As a result, full valuation allowance is provided for the deferred tax assets derived from these losses.

                         APT SATELLITE HOLDINGS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts stated in thousands, except share data)


21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        An analysis of the actual tax expense under US GAAP is presented below:

                                                                Year ended December 31
                                                     ---------------------------------------------
                                                          1994              1995              1996
                                                           HK$               HK$               HK$
        Current tax provision                                6                 6            19,390
        Deferred tax                                     3,041             3,613             2,557
                                                        ------            ------            ------

                                                         3,047             3,619            21,947
                                                        ======            ======            ======

        Additionally, under US GAAP, the outstanding lease obligations to the Partnership would not be offset with the matching offshore deposit held by a wholly-owned subsidiary company. As a result, current assets and liabilities would increase by HK$30,621 and HK$34,626 at December 31, 1995 and 1996, respectively, and long-term assets and liabilities would increase by HK$901,830 and HK$870,917 at December 31, 1995 and 1996, respectively. Similarly, the interest expense on the loan and the matching interest income on the deposit would not be offset resulting in increases in interest expense and interest income of HK$872, HK$105,246 and HK$105,696 in the year ended December 31, 1994, 1995 and 1996, respectively.

        Under HK GAAP, the prepaid launching fee of HK$31,000 and HK$28,233 at December 31, 1995 and 1996, respectively, are included in prepayments, deposits and other receivables. Under US GAAP such amounts would be classified as non-current assets.

        Under US GAAP, the Company's consolidated total assets would have been HK$3,027,927 and HK$4,124,477 at December 31, 1995 and 1996
        respectively. Consolidated total liabilities would have been HK$2,422,862 and HK$2,160,938 at December 31, 1995 and 1996,
        respectively.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements:
---------------------

Report of Independent Auditors

Consolidated Balance Sheets as of December 31, 1995 and 1996

Consolidated Statements of Income for the Years Ended December 31, 1994, 1995 and 1996

Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996

Notes to Consolidated Financial Statements

Exhibits:
---------

        Not Applicable.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          APT SATELLITE HOLDINGS LIMITED


                                          By:           /s/ Qin Shen
                                             -----------------------------------
                                          Name:           Qin Shen
                                               ---------------------------------
                                          Title:    Director and Vice President
                                                --------------------------------

Date:   June 27, 1997